Invesco Mortgage Capital Inc.

Proxy Statement

Notice of 2022 Annual Meeting of Stockholders



Your vote is important:
Please vote by using the Internet, the telephone or by signing, dating and returning a proxy card



Jack Hardin
has served as Chair since 2017 and as a non-executive director since 2014

A letter to our stockholders from the Chair of our Board of Directors

Dear Fellow Stockholder,

On behalf of the Board of Directors, I would like to express our sincere appreciation for your continued support as an investor in Invesco Mortgage Capital Inc. Our Board of Directors and management team are committed to strengthening our business and improving the return on your investment in our company.

Company performance through market volatility
Agency residential mortgage-backed securities ("RMBS") performed poorly in the fourth quarter, completing a difficult year in which returns for the asset class ranked among the worst in the last ten years. Increased expectations for accelerated interest rate hikes and balance sheet reduction by the Federal Reserve during 2022 further challenged Agency RMBS valuations at the start of 2022. Management remains cautious on the outlook for Agency RMBS valuations going forward and continues to evaluate additional investment opportunities to complement our Agency RMBS strategy by expanding our target assets and portfolio diversification.

Despite the volatile market conditions in 2021, we were able to continue to pay a consistent dividend each quarter. We completed two public offerings in 2021 issuing a total of approximately 70.7 million shares of common stock for total net proceeds of approximately $249 million. We also issued approximately 55.7 million shares of our common stock through our at-the-market program generating net proceeds of $180.5 million. These issuances allowed us to create a better balance in our capital structure and invest in accretive assets.

Diversity and the Board
The Board remains committed to ensuring that it is composed of a highly capable diverse group of directors who are well-equipped to oversee the success of the company and effectively represent the interests of our stockholders. As evidence of our commitment to diversity representation on our Board, we recently added Don Liu as a director and believe that his extensive public company and legal experience, focused on business development and risk management, including the development of diversity and inclusion and ESG strategies and governance protocols, will greatly benefit the Board and assist the Board's ongoing efforts to promote principles of diversity.

Communication with the Board
As we conduct the activities of the Board, a key priority is ensuring robust engagement with you, the owners of the company. Please continue to share your thoughts with us on any topic as we value your input, investment and support. The Board has established a process to facilitate communication by stockholders with the Board. Communications can be addressed to the Board of Directors in care of the Office of the Company Secretary, Invesco Mortgage Capital Inc., 1555 Peachtree Street NE, Atlanta, Georgia 30309 or by e-mail to company.secretary@invescomortgagecapital.com.

Your Board remains highly confident in, and supportive of, the management team of the company.

Regards,

Jack Hardin

Jack Hardin
Chair and Non-Executive Director

Notice of 2022 Annual Meeting of Stockholders

Date and time

Tuesday, May 3, 2022,
at 2:00 p.m.,
Eastern Time

Place

1555 Peachtree Street NE
Suite 1800
Atlanta, Georgia 30309

Voting methods

Internet
Visit the web site
listed on your Notice

Telephone
Call the telephone
number listed on
your Notice

Mail
Sign, date and return
a requested proxy card

In person
Attend the Annual
Meeting in Atlanta,
Georgia

Items of business		Board voting recommendation
1	To elect eight (8) directors to the Board of Directors to hold office until the annual meeting of stockholders in 2023	⊘ FOR
2	To hold an advisory vote to approve the company's executive compensation	⊘ FOR
3	To approve the amendment and restatement of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan to increase the number of shares authorized for issuance under the plan	⊘ FOR
4	To appoint PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2022	⊘ FOR
5	To consider and act upon such other business as may properly come before the meeting or any adjournment thereof	

Who can vote

Only holders of record of our common stock on March 4, 2022 are entitled to notice of and to attend and vote at the Annual Meeting and any adjournment or postponement thereof. Beginning on March 17, 2022, we mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access this Proxy Statement and our Annual Report via the Internet to eligible stockholders.

By order of the Board of Directors,

Rebecca S. Smith,
Secretary
March 17, 2022

Contents

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invesco Mortgage Capital Inc. ("Board" or "Board of Directors") for the Annual Meeting of Stockholders to be held on Tuesday, May 3, 2022, at 2:00 p.m. Eastern Time. Please review the entire Proxy Statement and the company's 2021 Annual Report on Form 10-K before voting. In this Proxy Statement, except where the context suggests otherwise, the terms "company," "we," "us," and "our" refer to Invesco Mortgage Capital Inc., together with its consolidated subsidiaries, including IAS Operating Partnership LP, which we refer to as "our operating partnership"; "our manager" refers to Invesco Advisers, Inc., our external manager; and "Invesco" refers to Invesco Ltd., together with its consolidated subsidiaries, the indirect parent company of our manager.

Proxy Statement summary

This summary highlights selected information in this Proxy Statement. Please review the entire Proxy Statement and the company's Annual Report on Form 10-K for the year ended December 31, 2021 before voting.

Matters for stockholder voting
At this year's Annual Meeting, we are asking our stockholders to vote on the following matters:

Proposal		Board vote recommendation
1	Election of directors	⊘ FOR
2	Advisory vote to approve the company's executive compensation	⊘ FOR
3	To approve the amendment and restatement of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan to increase the number of shares authorized for issuance under the plan	⊘ FOR
4	Appointment of PricewaterhouseCoopers LLP for 2022	⊘ FOR

Our directors and their qualifications

The Board believes that all of the directors are highly qualified. Our directors have the significant leadership and professional experience, knowledge and skills necessary to provide effective oversight and guidance for the company's strategy and operations. All the directors satisfy the criteria set forth in our Corporate Governance Guidelines and possess the characteristics that are essential for the proper functioning of our Board. As a group, they represent diverse views, experiences and backgrounds, including one or more of the categories below.



Executive leadership   **8**

Directors with senior leadership and executive management backgrounds bring valuable practical experience to our Board, providing insights into challenging issues while remaining focused on our strategic initiatives



Industry experience   **4**

A key to our success is our ability to provide asset management excellence; directors with backgrounds in the financial services industry and capital markets help provide oversight of our strategy



Accounting and financial reporting   **3**

We are subject to complex financial reporting obligations and we benefit from having directors with strong accounting and financial reporting experience



Technical - government, legal and regulatory   **4**

Substantive government, legal and regulatory experience on our Board offers us valuable insights into the environment in which we operate and the implications to our business

Governance highlights



Independence
- 6 out of our 8 current directors are independent.
- All of our Board committees are composed exclusively of independent directors.



Independent Chair
- We have an independent chair of our Board (the "Chair"), selected by the independent directors.
- The Chair serves as liaison between management and the other independent directors.



Executive sessions
- The independent directors regularly meet in private without management.
- The Chair presides at these executive sessions.



Share ownership requirements
- Our non-executive directors must hold at least the lesser of (i) a number of shares equal to the fair market value of 3 times the annual cash retainer paid to the non-executive directors or (ii) 80,000 shares of company common stock within five years of the later of the effective date of the policy or joining the Board.
- All non-executive directors must retain all equity compensation until individual share ownership requirements are met.
- Our CEO must hold at least 70,000 shares of company common stock.
- All other company executive officers must hold 35,000 shares of company common stock.



Board practices
- Our Board annually reviews its effectiveness as a group, with directors participating in one-on-one interviews coordinated by an independent external advisor that reports results of the annual review to the Board.



Accountability
- Directors must be elected annually by a majority of votes cast.



Insider trading restrictions
- Our insider trading policy prohibits short selling, dealing in publicly-traded options, pledging and hedging or monetization transactions in our equity securities.



Board oversight of risk management
- Our Board has principal responsibility for oversight of the company's risk management process and understanding of the overall risk profile of the company.



Diversity
- Our Board seeks out highly qualified candidates of diverse gender, race and ethnicity, as well as taking into account other factors that promote principles of diversity.
- Our Board ensures that underrepresented groups are included in each pool of candidates.

Board member highlights



Average tenure
6
years

Average age
66
years

Diversity

3 of 8 directors are diverse

Director independence

6 of 8 directors are independent

Tenure

4 directors

2 directors

2 directors

<1-4 years   5-9 years   10+ years

Director tenure

The tenure of our current directors ranges from less than one to thirteen years (since our inception). Our directors contribute a wide range of knowledge, skills and experience as illustrated in their individual biographies. We believe the tenure of the members of our Board provides the appropriate balance of expertise, experience, continuity and new perspectives to our Board to serve the best interests of our stockholders.

As the Board considers new director nominees, it takes into account a number of factors, including nominees that have skills that will match the needs of the company's long-term strategy and will bring diversity of thought, perspective, experience and background to our Board. Per our Corporate Governance Guidelines, the Board seeks out highly qualified candidates of diverse gender, race and ethnicity, as well as taking into account other factors that promote principles of diversity, and ensures that underrepresented candidates are included in each pool of candidates from which the Board nominees are chosen. For more information on our director nomination process, see **Information about our Director Nominees — Director recruitment.**

Stockholder engagement

We value our stockholders' perspectives and each year interact with stockholders through numerous engagement activities. These activities and the feedback we receive assist our ongoing efforts to ensure that our disclosures are transparent and accessible. Stockholders may contact our Investor Relations department at contactus@invescomortgagecapital.com.

Proposal

1

Election of directors

Our Board of Directors currently has eight directors, each of whom is serving a term of office that continues until the Annual Meeting in 2022, or until such director's successor has been duly elected and qualified, or such director is removed from office or such director's office is otherwise earlier vacated. Mr. Liu joined the Board in February 2022 and was initially identified as a candidate by an external search firm. The Board believes the addition of his perspective and skill set will enrich the Board.

The Board has nominated John S. Day, Carolyn B. Handlon, Edward J. Hardin, James R. Lientz, Jr., Don H. Liu, Dennis P. Lockhart, Gregory G. McGreevey and Beth A. Zayicek for election as directors of the company for a term ending at the 2023 Annual Meeting, or until such director's successor has been duly elected and qualified, or such director is removed from office. Further information regarding the nominees is shown on the following pages. Each nominee has indicated to the company that the nominee would serve if elected. We do not anticipate that any of our director nominees would be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

Under our Bylaws, at any meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving the affirmative vote of a majority of the total votes cast with respect to such nominee at the meeting will be elected as a director. If a nominee for director who is an incumbent director is not elected and no successor has been elected at the meeting, the director is required under our Bylaws to submit his or her resignation as a director. Our Nomination and Corporate Governance Committee would then make a recommendation to the full Board on whether to accept or reject the resignation. If the resignation is not accepted by the Board, the director will continue to serve until the next annual meeting or until his or her successor is duly elected, or his or her earlier resignation or removal. If the director's resignation is accepted by the Board, then the Board, in its sole discretion, may fill the vacancy or decrease the size of the Board. However, if the number of nominees exceeds the number of positions available for the election of directors, the directors so elected shall be those nominees who have received the greatest number of affirmative votes so long as such nominee also received at least an affirmative majority of the total votes cast at the Annual Meeting or by proxy.

 FOR

Recommendation of the Board
The Board unanimously recommends a vote "FOR" the election to the Board of each of the director nominees.

Vote required: This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting.

Information about Director nominees

Director nominees for 2022



John S. Day
Non-executive director

Age   **Tenure**
74   13 Years

Committees:
- Audit (Chair)
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Accounting and financial reporting

John S. Day

John S. Day has served as a director and as Chair of the Audit Committee since 2009. Mr. Day was previously with Deloitte & Touche LLP from 2002 until his retirement in 2005. Prior to joining Deloitte & Touche LLP, Mr. Day was with Arthur Andersen LLP from 1976 to 2002. Mr. Day received a B.A. degree from the University of North Carolina and an M.B.A. from Harvard Business School.

Director qualifications
- **Financial and accounting expertise:** Mr. Day has amassed extensive experience in finance and accounting, having served for nearly three decades at two of the world's largest accounting firms. In keeping with his experience, Mr. Day is recognized by the Board as an audit committee financial expert under the Securities and Exchange Commission ("SEC") rules.
- **Public and private company board experience:** Mr. Day served on the board of Lenbrook Square Foundation, Inc., from 2007 to 2019, where he was Chairman of the Board from 2012 to 2014 and was a member of the Finance and Governance and Nominating Committees. From September 2007 to December 2011, Mr. Day served on the board of directors of Force Protection, Inc., where he was the Chairman of the Audit Committee, and from 2010 to 2014, Mr. Day served on the board of Edens Investment Limited Partnership, where he was Chairman of the Audit Committee.



Carolyn B. Handlon
Non-executive director

Age   **Tenure**
64   5 Years

Committees:
- Audit
- Compensation (Chair)
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Accounting and financial reporting

Carolyn B. Handlon

Carolyn B. Handlon has served as a director since 2017 and as Chair of the Compensation Committee since 2018. Ms. Handlon currently serves as the Executive Vice President Finance and Global Treasurer of Marriott International ("Marriott"). In this role, Ms. Handlon oversees the financial health and strategy of that company and deal evaluations ensuring the financial integrity of global investment opportunities. She has been with Marriott for 35 years, serving as EVP & Global Treasurer for the last 17 years with an increasing span of duties over that period. Her current areas of responsibility include financial strategy, financial risk management, global capital markets, cash operations, hotel finance and mortgage banking. Prior to joining Marriott in 1987, Ms. Handlon worked for the Overseas Private Investment Corporation and Continental Illinois Bank. Ms. Handlon holds a B.A. from Virginia Polytechnic Institute and State University and a M.B.A. from Indiana University.

Director qualifications
- **Financial and accounting expertise:** Ms. Handlon is one of the key leaders at Marriott in the structuring of business combinations, spin-offs and joint ventures. Her record of successfully navigating turbulent economic recessions and capital market crises, preserving liquidity and financial stability for Marriott demonstrates her financial acumen and expertise. Ms. Handlon is recognized by the Board as an audit committee financial expert under the SEC rules.
- **Civic and professional leadership:** Ms. Handlon is a member of the Economic Club of Washington, National Association of Corporate Directors and Women Corporate Directors.



Edward J. Hardin
Chair, Non-executive
director

Age   **Tenure**
79   8 Years

Committees:
• Audit
• Compensation
• Nomination and
  Corporate Governance

Qualifications:
• Executive leadership
• Technical - Government,
  legal and regulatory

Edward J. Hardin

Edward J. Hardin has served as our Chair since 2017 and as a director since 2014. Mr. Hardin is a partner of the law firm of Smith, Gambrell & Russell LLP ("SGR") and was a partner of the law firm of Rogers & Hardin LLP from its formation in 1976 until its merger with SGR in 2022. Mr. Hardin received a B.A. degree from Wesleyan University and a J.D. degree from Vanderbilt University.

Director qualifications
• **Executive leadership, corporate governance, legal expertise:** Mr. Hardin has spent over 40 years as a corporate and business lawyer in a leading Atlanta law firm, including service as a member of its executive committee. Mr. Hardin has extensive experience with legal and business issues facing public companies in a variety of industries. Mr. Hardin's broad background is a valuable asset to the Board's functioning in many of the decisions it is called upon to make.
• **Public company board experience:** Mr. Hardin has served more than 40 years on boards of directors of other public companies. Mr. Hardin serves on the board of Grady Memorial Hospital Corporation where he is Chair of the Compensation Committee. Mr. Hardin is Chairman of the board of Gateway Center LLC, a homeless services provider, Vice Chairman of the board of Georgia Works! Inc., a residential transitional work training program, Co-Chairman of the regional Commission on Homelessness, a public private partnership of eight local governments and community leaders, Chairman of the Fulton County Board of Health, Fulton County, Georgia and President of the Georgia Legal Services Foundation which supports indigent legal services.



James R. Lientz, Jr.
Non-executive director

Age   **Tenure**
78   10 Years

Committees:
• Audit
• Compensation
• Nomination and
  Corporate Governance
  (Chair)

Qualifications:
• Executive leadership
• Industry expertise
• Technical - Government,
  legal and regulatory

James R. Lientz, Jr.

James R. Lientz, Jr. has served as a director since 2012 and as Chair of the Nomination and Corporate Governance Committee since 2018. Mr. Lientz has more than 35 years of experience in the banking industry and nearly eight in government service. Mr. Lientz served as President of C&S Bank of South Carolina from 1990 to 1992, President of Nationsbank of Georgia from 1993 to 1996 and President, Mid-South Division, of Bank of America from 1996 to 2001. His public sector work was as Chief Operating Officer of the State of Georgia from 2003 to 2010. Mr. Lientz is currently a partner of Safe Harbor Consulting, LLC. Mr. Lientz received a B.S. degree from Georgia Institute of Technology in 1965 and an M.B.A. from Georgia State University in 1971.

Director qualifications
• **Executive leadership, industry experience and public sector leadership:** Mr. Lientz has more than 35 years of broad experience in financial-corporate management, specifically within the financial services industry. In addition, he brings to our board a perspective on leadership developed in the private and public sectors, having served as the first Chief Operating Officer for the State of Georgia for seven years. Mr. Lientz's depth and breadth of board and executive experience uniquely qualify him to provide guidance to our company.
• **Public and private company board experience:** Mr. Lientz serves as a director of the following private companies: Diversified Trust Company (Chair) since 2015, MidCountry Financial Corp since 2010, and Georgia Banking Company (Chair) since 2010. He also serves as an advisory director of iFolio. Mr. Lientz is a former director of Georgia Power Company, Brand Holdings, Inc., BlueCross BlueShield of Georgia and NDC Health.



Don H. Liu
Non-executive director

Age
60

Tenure
<1 Year

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Technical - Government, legal and regulatory

Don H. Liu

Don H. Liu has served as a director since February 2022. Mr. Liu is the Executive Vice President, Chief Legal and Risk Officer and Corporate Secretary of Target Corporation ("Target"). Prior to joining Target in 2016, Mr. Liu served in diverse leadership roles working across multiple business sectors and functional areas at Xerox as Executive Vice President, General Counsel and Corporate Secretary; Toll Brothers as Senior Vice President, General Counsel and Chief Compliance Officer; IKON Office Solutions as Corporate Compliance Officer and Chair of IKON Diversity Council; and Aetna U.S. Healthcare as Deputy Chief Legal Officer. Prior to becoming in-house counsel, he served as an associate at two New York City law firms specializing in securities and mergers and acquisitions. Mr. Liu received his B.A. degree from Haverford College and earned his J.D. from Columbia University School of Law.

Director qualifications
- **Executive leadership and legal expertise:** Mr. Liu serves on the Executive Leadership Team at Target and is accountable for all of Target's legal, government affairs, risks and reputation, compliance, ethics and corporate security functions. Throughout his career, he has advised his board of directors on global strategic matters such as mergers and acquisitions, business development and risk management. He has been a consistent key player in the development of Diversity, Equity and Inclusion and Environmental, Social and Governance ("ESG") strategies and governance protocols for his companies, including the establishment and becoming the first chair of the IKON Diversity Council and the formation of the Target board's ESG and related governance framework.



Dennis P. Lockhart
Non-executive director

Age
75

Tenure
5 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Executive leadership
- Industry experience
- Accounting and financial reporting
- Technical - Government, legal and regulatory

Dennis P. Lockhart

Dennis P. Lockhart has served as a director since 2017. Mr. Lockhart is the immediate past President and Chief Executive Officer of the Federal Reserve Bank of Atlanta, a position he held from 2007 until his retirement in 2017. In addition, he served on the U.S. Federal Reserve's chief monetary policy body, the Federal Open Market Committee, from 2007 to 2017. He currently serves as a director of The Beneficient Company Group and American Virtual Cloud Technologies, Inc. Mr. Lockhart is a Distinguished Professor of Practice at the Sam Nunn School of International Affairs at the Georgia Institute of Technology. Mr. Lockhart served on the faculty of Georgetown University's School of Foreign Service from 2003 to 2007, and as an adjunct professor at Johns Hopkins University's School of Advanced International Studies from 2002 to 2007. During his academic service, Mr. Lockhart was Chairman of the Small Enterprise Assistance Funds. Earlier, he was a managing partner at Zephyr Management LP, president of Heller International Group, Chairman of the advisory committee of the U.S. Export-Import Bank, and held various positions with Citigroup (formerly Citicorp/Citibank). Mr. Lockhart received a B.A. from Stanford University, a Master's in international economics and American foreign policy from Johns Hopkins University, and an honorary doctoral degree from Georgia State University. Mr. Lockhart served as an officer in the U.S. Marine Corps Reserve from 1968 to 1974.

Director qualifications
- **Executive leadership, finance and economic policy experience:** Mr. Lockhart brings a wealth of finance and economic policy experience to the Board given his 10 years of service with the U.S. Federal Reserve Bank system, including monetary policy and economic regulation. Importantly, Mr. Lockhart also has more than 30 years of experience in the private financial sector which greatly benefits the Board.
- **Civic and policy organization experience:** Mr. Lockhart also brings valuable perspectives and experience to the Board given his service on various non-profit organizations, governance and advisory boards.



Gregory G. McGreevey
Director

Age
59

Tenure
6 Years

Qualifications:
• Executive leadership
• Industry expertise

Gregory G. McGreevey

Gregory G. McGreevey has served as a director since 2016. Mr. McGreevey has served as Senior Managing Director, Investments, of Invesco since 2017, with responsibilities including certain of Invesco's global equities investment teams, US and Canadian equities, equity trading, private credit, private markets, global fixed income, product development, Global Performance Measurement and Risk Group and investment administration. Previously, he was chief executive officer of Invesco Fixed Income from 2011 to 2017. Prior to joining Invesco, he was president of Hartford Investment Management Co. and executive vice president and chief investment officer of The Hartford Financial Services Group, Inc. from 2008 to 2011. From 1997 to 2008, Mr. McGreevey served as vice chairman and executive vice president of ING Investment Management – Americas Region, as well as business head and chief investment officer for ING's North American proprietary investments and chief executive officer of ING Institutional Markets. Before joining ING, Mr. McGreevey was president and chief investment officer of Laughlin Asset Management and president and chief operating officer of both Laughlin Educational Services and Laughlin Analytics, Inc. He is a Chartered Financial Analyst. Mr. McGreevey earned a B.B.A. from the University of Portland and an M.B.A. from Portland State University.

Director qualifications

• **Executive leadership and industry experience:** Mr. McGreevey has nearly 30 years of investment management industry experience, including as an investment professional and in a series of executive management positions. Mr. McGreevey's deep experience with the fixed income and institutional investment products and his leadership of Invesco's business in these areas provides the Board with great insight into issues facing the industry.



Beth A. Zayicek
Director

Age
41

Tenure
1 Year

Qualifications:
• Executive leadership
• Industry expertise

Beth A. Zayicek

Ms. Zayicek has served as a director since 2021. Ms. Zayicek has served as the Chief Operating Officer of Private Markets for Invesco since 2019 and has worked in Invesco Real Estate, the real estate investment center of Invesco, since 2008. She is a member of Invesco Real Estate's Global Executive Committee and Asia Investment Committee. Ms. Zayicek previously served as Invesco Real Estate's Chief Operating Officer from 2017 to 2019 and senior director of investment analytics from 2013 to 2016. She has also served on Invesco Real Estate's portfolio management and acquisition teams and as a member of its North American Investment Committee. Prior to joining Invesco Real Estate, Ms. Zayicek served as a member of the corporate and investment banking analyst program and real estate private equity group at KeyBank. Ms. Zayicek also currently serves as Chief Operating Officer and a director of Invesco Real Estate Income Trust Inc. Ms. Zayicek earned a B.S. in Management with a concentration in Finance from Case Western Reserve University.

Director qualifications

• **Executive leadership, industry experience, finance and accounting experience:** Ms. Zayicek has extensive experience in the real estate and private markets industries. Her in-depth understanding of the asset management business as it specifically relates to real estate that she has obtained throughout her career and particularly as serving as the Chief Operating Officer of Invesco Private Markets is an invaluable resource for the company and the Board.

Director independence

For a director to be considered independent, the Board must affirmatively determine that the director does not have any material relationships with the company either directly or as a partner, stockholder or officer of an organization that has a relationship with the company. Such determinations are made and disclosed pursuant to applicable New York Stock Exchange ("NYSE") or other rules. In accordance with the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following directors are independent and do not have a material relationship with the company: John S. Day, Carolyn B. Handlon, Edward J. Hardin, James R. Lientz, Jr., Don H. Liu and Dennis P. Lockhart.

Board evaluation process



1 Annual Board and committee evaluations

The Board engages an independent external advisor specializing in corporate governance to coordinate the Board's self assessment by its members. The advisor provides each director with a questionnaire and then performs one-on-one confidential interviews with directors.

2 Report to Board

The advisor prepares and presents a report to the Board, which discusses the findings of the advisor based upon its reviews. The report also discusses governance trends which the Board may want to take into consideration.

3 Board and committee review

The Board then discusses the evaluation to determine what actions, if any, could further enhance the operations of the Board and its committees.

Director recruitment

The Nomination and Corporate Governance Committee identifies and adds new directors using the following process:



1 Determine candidate pool

The Nomination and Corporate Governance Committee reviews and updates its criteria for prospective directors based on succession planning for directors, to fill gaps in skill sets among current directors and to address new or evolving needs of the company. The committee utilizes recommendations from directors and an independent search firm to determine candidates for consideration.

We are committed to having our Board represent diverse backgrounds and a wide range of professional experience. Our Corporate Governance Guidelines require that the Board seek out highly qualified candidates of diverse gender, race and ethnicity and take into account other factors that promote principles of diversity and ensure that underrepresented candidates are included in each pool of candidates from which the Board nominees are chosen.

2 Review recommendations

Candidates meet with members of the Nomination and Corporate Governance Committee, the Board Chair and the other Board members who assess candidates based on several factors, including whether the nominee has skills that will meet the needs of the company's objectives and will bring diversity of thought, global perspective, experience and background to our Board.

3 Make recommendations to the Board

Due diligence is conducted, including soliciting feedback on potential candidates from persons outside the company. Qualified candidates are presented to the Board of Directors.

4 Outcome

Two new directors have joined our Board since 2021, adding the following skills and traits:

- Industry experience
- Executive leadership
- Technical - government, legal and regulatory
- Gender and racial diversity

The Nomination and Corporate Governance Committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including:
- a high degree of personal and professional integrity;
- ability to exercise sound business judgment on a broad range of issues;
- sufficient experience and professional or educational background to have an appreciation of the significant issues facing public companies that are comparable to the company;
- willingness to devote the necessary time to Board duties, including preparing for and attending meetings of the Board and its committees; and
- being prepared to represent the best interests of the company and its stockholders and being committed to enhancing stockholder value.

The Nomination and Corporate Governance Committee will consider candidates recommended for nomination to the Board by stockholders of the company. Stockholders may nominate candidates for election to the Board under Maryland law and our Bylaws. Our Bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by a stockholder who is a stockholder of record both at the time of giving the notice required by our Bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in our Bylaws. The manner in which the Committee evaluates candidates recommended by stockholders is generally the same as any other candidate. However, the Committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the stockholders. The Committee will not evaluate a candidate recommended by a stockholder unless the stockholder's proposal provides that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the company and to provide all of the information necessary to conduct an evaluation. For further information regarding deadlines for stockholder proposals, please see the section of this proxy statement below entitled **Important Additional Information — Stockholder Proposals for the 2023 Annual Meeting.**

Communications with the Chair and non-executive directors
Any interested party may communicate with the Chair of our Board or with our non-executive directors as a group at the following addresses:

E-mail: company.secretary@invescomortgagecapital.com
Mail: Invesco Mortgage Capital Inc.
1555 Peachtree Street NE
Atlanta, Georgia 30309
Attn: Office of the Company Secretary

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, our manager maintains a Whistleblower Hotline for employees of the manager or its affiliates or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the company's Code of Conduct or law.

Persons may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of Directors by sending a written communication appropriately addressed to:

Audit Committee
Invesco Mortgage Capital Inc.
1555 Peachtree Street NE
Atlanta, Georgia 30309
Attn: Office of the Company Secretary

Corporate governance

The Board has adopted Corporate Governance Guidelines.

Corporate governance guidelines

The Board has adopted Corporate Governance Guidelines ("Guidelines") which are available in the corporate governance section of the company's website at www.invescomortgagecapital.com (the "company's website"). The information on the company's website is not intended to form a part of, and is not incorporated by reference into, this Proxy Statement. The Guidelines set forth the practices the Board follows with respect to, among other matters, the composition of the Board, director responsibilities, Board committees, director access to officers and independent advisors, director compensation and the performance evaluation of the Board.

The Board is elected by stockholders to oversee our management team and to seek to assure that the long-term interests of the stockholders are being served.

The company has chosen to separate the chief executive officer and Board Chair positions.

Board leadership structure

As described in the Guidelines, the company's business is conducted day-to-day by its officers and its external manager, under the direction of the chief executive officer and the oversight of the Board, to enhance the long-term value of the company for its stockholders. The Board is elected by the stockholders to oversee the officers of the company and our external manager and to seek to assure that the long-term interests of the stockholders are being served. In light of these differences in the fundamental roles of the Board and management, the company has chosen to separate the chief executive officer and Board Chair positions. The Board believes separation of these roles: (i) allows the Board to more effectively monitor and evaluate objectively the performance of the chief executive officer, such that the chief executive officer is more likely to be held accountable for his performance, (ii) allows the non-executive Chair to control the Board's agenda and information flow, and (iii) creates an atmosphere in which other directors are more likely to challenge the chief executive officer and other members of our senior management team. For these reasons, the company believes that this Board leadership structure is currently the most appropriate structure for the company. Nevertheless, the Board may reassess the appropriateness of the existing structure at any time, including following changes in Board composition, in management, or in the character of the company's business and operations.

Our Board has established a code of conduct.

Code of conduct

Our Board of Directors has established a code of ethics that applies to our officers, directors and independent contractors and to our manager's officers, directors and personnel when such individuals are acting for or on our behalf (the "code of conduct"). Among other matters, our code of conduct is designed to deter wrongdoing and to promote:
• honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
• full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
• compliance with applicable governmental laws, rules and regulations;
• prompt internal reporting of violations of the code of conduct to appropriate persons identified in the code of conduct; and
• accountability for adherence to the code of conduct.

Any waiver of the code of conduct for our executive officers or directors may be made only by our Board of Directors or one of our Board committees. The code of conduct is posted on the company's website. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the code of conduct by posting such information on the company's website.

Our insider trading policy contains our Hedging Policy, which is described in detail on page 22 of this Proxy Statement.

Board's role in risk oversight

We believe that risk oversight responsibility rests with the full Board of Directors. Therefore, the Board has principal responsibility for oversight of the company's risk management processes and for understanding the overall risk profile of the company. Though Board committees routinely address specific risks and risk processes within their purview, the Board has not delegated primary risk oversight responsibility to a committee.

The company has in place an enterprise risk management committee consisting of executive and senior management. The committee meets regularly and maintains dialogue with the Board of Directors regarding the top risks of the company and mitigating actions to address them. By receiving quarterly reports, the Board maintains a practical understanding of the risk philosophy and risk appetite of the company.

In addition, since the company is externally managed, we rely upon the operational and investment risk oversight functions of our manager and its Invesco affiliates. Our manager's risk management framework provides the basis for consistent and meaningful risk dialogue up, down and across our manager and the company. Our manager's global performance and risk committee assesses core investment risks, while our manager's corporate risk management committee assesses strategic, operational and all other business risks. A network of business unit specific and geographic risk management committees, under the guidance and standards of the corporate risk management committee, maintains an ongoing risk assessment, management and monitoring process that provides a bottom-up perspective on the specific risk areas existing in various domains of our manager's business.



Through this regular and consistent risk communication, the Board has reasonable assurance that all material risks of the company are being addressed and that the company is propagating a risk-aware culture in which effective risk management is built into the fabric of the business.

Environmental, social and governance matters

Our manager is committed to environmental, social and governance ("ESG") investment stewardship and believes ESG investing is an essential part of the solution to a sustainable future. Invesco has been implementing ESG investment strategies for over 30 years. Our manager also values corporate stewardship and actively partners with non-profits, start-ups and other organizations to strengthen its communities. Our manager believes its workforce should reflect the diversity of people and perspectives of the communities it serves, and that diversity and inclusion are both moral and business imperatives.

Cyber security

Cyber threats are considered one of the most significant risks facing financial institutions. To mitigate that risk, our manager has a designated Global Chief Security Officer and has a global security program that brings together Information Security, Global Privacy, Business Continuity & Crisis Management, Operational Resilience, Corporate Security, Business Security Officers and Strategy, Projects & Governance in collaboration with Global Intelligence & Threat Analysis. This structure supports a more comprehensive, holistic approach to keeping our manager's clients, employees, and critical assets safe, upholding their privacy rights, while enabling a secure and resilient business. Our manager's information security program, led by its Chief Information Security Officer, is designed to oversee, and maintain all aspects of information security risk and seeks to ensure the confidentiality, integrity, and availability of information assets. This includes the implementation of controls aligned with industry guidelines and applicable statutes and regulations to identify threats, detect attacks and protect these information assets. Our manager has an incident response program that includes periodic testing and is designed to restore business operations as quickly and as orderly as possible in the event of a breach or third-party incident.

Information about the Board and its committees

Board of directors and committees
Our Board of Directors has formed an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee and has adopted charters for each of these committees. Each of these committees currently has six directors, and the Board has affirmatively determined that each committee consists entirely of independent directors pursuant to rules established by the NYSE and rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the heightened independence standards for compensation committee and audit committee members. Moreover, the Compensation Committee is composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors.

Board meetings and annual meeting of stockholders
During the calendar year ended December 31, 2021, the Board held 11 meetings (not including committee meetings). Each director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served during 2021. The Board does not have a formal policy regarding Board member attendance at stockholder meetings. All but one of our directors attended the virtual Annual Meeting of Stockholders in 2021, with the one director missing the meeting due to technical issues. The non-executive directors (those directors who are not officers or employees of Invesco and who are classified as independent directors under applicable NYSE standards) meet in executive session at least quarterly each year. Edward J. Hardin, our Chair and an independent director, presides at the executive sessions of the non-executive directors.

Members:
John S. Day (Chair)
Carolyn B. Handlon
Edward J. Hardin
James R. Lientz, Jr.
Don H. Liu[1]
Dennis P. Lockhart

Independence:
Each member of the committee is independent under SEC and NYSE rules and financially literate

Audit Committee Financial Experts:
Mr. Day and Ms. Handlon qualify under SEC rules and regulations

Meetings held in 2021:
4

The Audit Committee
Under its charter, the committee:
- is comprised of at least three members of the Board and each is "independent" under the NYSE and SEC rules and is also "financially literate," as defined under NYSE rules;
- members are appointed and removed by the Board;
- is required to meet at least quarterly;
- periodically meets with the internal auditor and the independent auditor in separate executive sessions without members of senior management present;
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties; and
- reports to the Board regularly.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include assisting the Board in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements.

1. Mr. Liu joined the Audit Committee on February 16, 2022.

Members:
John S. Day
Carolyn B. Handlon (Chair)
Edward J. Hardin
James R. Lientz, Jr.
Don H. Liu[1]
Dennis P. Lockhart

Independence:
Each member of the committee is independent under SEC and NYSE rules

Meetings held in 2021:
4

The Compensation Committee
Under its charter, the committee:
- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties, including any compensation consulting firm.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include (i) annually approving the compensation structure for, and reviewing and approving the compensation from the company, if any, of, senior officers, and overseeing the annual process for evaluating their performance, (ii) overseeing the administration of the company's equity-based and other incentive compensation plans, (iii) assisting the Board with executive succession planning, and (iv) determining the compensation for the company's non-executive directors. While the company remains externally managed, the committee will not be responsible for approving the compensation (and related goals and objectives) of the company's CEO and senior officers (the "Plan and Objectives"). However, the committee will review and discuss the Plan and Objectives to validate alignment with stockholder interests and confirm there are no potential conflicts of interests.

The committee meets at least annually to review and make recommendations to the Board on the compensation of the company's non-executive directors.

Members:
John S. Day
Carolyn B. Handlon
Edward J. Hardin
James R. Lientz, Jr. (Chair)
Don H. Liu[1]
Dennis P. Lockhart

Independence:
Each member of the committee is independent under SEC and NYSE rules

Meetings held in 2021:
4

The Nomination and Corporate Governance Committee
Under its charter, the committee:
- is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
- members are appointed and removed by the Board; and
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include (i) establishing procedures for identifying and evaluating potential nominees for director, (ii) recommending to the Board potential nominees for election and (iii) periodically reviewing and reassessing the adequacy of the Guidelines to determine whether any changes are appropriate and recommending any such changes to the Board for its approval. The candidates proposed for election in Proposal No. 1 of this Proxy Statement were unanimously recommended by the committee to the Board. For more information regarding the director recruitment process, see **Information about Director Nominees - Director recruitment.**

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1. Mr. Liu joined the Compensation Committee and the Nomination and Corporate Governance Committee on February 16, 2022.

Director compensation

A member of our Board of Directors who is also an employee of Invesco is referred to as an executive director. Executive directors do not receive compensation for serving on our Board of Directors. Under the terms of its charter, the Compensation Committee annually reviews and determines the compensation paid to non-executive directors. In reviewing and making recommendations on non-executive director compensation, the Compensation Committee considers, among other things, the following policies and principles:

• that the compensation should fairly pay the directors for the work, time commitment and efforts required by directors of an organization of the company's size and scope of business activities, including service on Board committees;
• that a component of the compensation should be designed to align the directors' interests with the long-term interests of the company's stockholders; and
• that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its annual review, the Compensation Committee engaged Ferguson Partners Consulting L.P. as an independent third-party consultant to report on comparable non-executive director compensation practices and levels. This report included a review of director compensation at peer company mortgage REITs with an investment focus in the company's target assets.

Non-executive director compensation for the 2021 service period is set forth below.

Base fee	The annual base fee was set at $70,000 and was paid in quarterly installments in arrears.
Equity award	Each non-executive director received an annual equity award of $90,000, payable in shares of our common stock. This award is granted on an annual basis in advance of service in the form of restricted shares of common stock that vest in one year. See the Director compensation table for 2021 below for information about the grant date fair value for each equity award granted in 2021.
Chair fee	The Chair of the Board received an additional annual cash fee of $40,000.
Audit Committee Chair fee	The Chair of the Audit Committee received an additional annual cash fee of $20,000.
Compensation Committee Chair fee	The Chair of the Compensation Committee received an additional annual cash fee of $10,000.
Nomination and Corporate Governance Committee Chair fee	The Chair of the Nomination and Corporate Governance Committee received an additional annual cash fee of $10,000.

We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board of Directors and committee meetings. Non-executive directors do not receive any meeting or attendance fees.

The company does not have a deferred compensation plan for its directors.

In November 2021, the Compensation Committee approved certain changes to non-executive director compensation for the 2022 service period, which increased the base fee from $70,000 to $85,000, increased the equity awards from $90,000 to $95,000 and increased the Board Chair fee from $40,000 to $45,000.

Stock ownership policy for non-executive directors — All shares awarded to our non-executive directors are subject to the Non-Executive Director Stock Ownership Policy, which was amended in 2021 to increase the holding requirement. The policy requires that within five years of the later of the effective date of the policy or the date of such director's first appointment as a non-executive director, each non-executive director achieve and thereafter maintain an ownership level of at least the lesser of (i) a number of shares equal to the fair market value of three times the annual cash retainer paid to the non-executive directors or (ii) 80,000 shares. Until such ownership level is achieved, each non-executive director is required to continue to hold 100% of the shares received as compensation from the company.

IVR Director stock ownership policy table for 2021[1]
Shares held as of December 31, 2021
— Ownership requirement



1. Mr. Liu did not join the Board until February 16, 2022.
2. Based on current compensation levels, it is anticipated that Mr. Day, Ms. Handlon and Mr. Lockhart will attain the share ownership requirement within the time period required by the policy.

Director compensation table[1]
The following table sets forth the compensation paid to our non-executive directors during 2021.

Name	Fees earned or paid in cash ($)[2]	Share awards ($)[3]	Total ($)
John S. Day	81,250	130,889	212,139
Carolyn B. Handlon	71,250	130,889	202,139
Edward J. Hardin	101,250	130,889	232,139
James R. Lientz, Jr.	71,250	130,889	202,139
Dennis P. Lockhart	61,250	130,889	192,139

1. Mr. Liu did not join the Board until February 16, 2022.
2. Includes the annual base fee and, as applicable, additional Chair of the Board fee, Chair of the Audit Committee fee, Chair of the Compensation Committee fee and Chair of the Nomination and Corporate Governance Committee fee.
3. Reflects the full grant date fair value of such equity awards, determined in accordance with U.S. generally accepted accounting principles.

Director grant fair value table[1]
The following table presents the grant date fair value for each equity award made to each non-executive director during 2021.

Name	Date of grant 2/24/21 ($)	Date of grant 5/7/21 ($)	Date of grant 5/15/21 ($)[2]	Total grant date fair value ($)
John S. Day	18,675	16,245	95,969	130,889
Carolyn B. Handlon	18,675	16,245	95,969	130,889
Edward J. Hardin	18,675	16,245	95,969	130,889
James R. Lientz, Jr.	18,675	16,245	95,969	130,889
Dennis P. Lockhart	18,675	16,245	95,969	130,889

1. Mr. Liu did not join the Board until February 16, 2022.
2. Beginning in May 2021, equity awards changed from being granted on a quarterly basis to an annual basis.

Information about the Executive Officers of the company

The following is a list of individuals serving as executive officers of the company as of the date of this Proxy Statement. All company executive officers are elected annually by the Board and serve at the discretion of the Board or our Chief Executive Officer.



John M. Anzalone
Chief Executive Officer

Age
57

Tenure
13 Years

John M. Anzalone

Mr. Anzalone has served as our Chief Executive Officer since 2017. Prior to becoming CEO, Mr. Anzalone served as our Chief Investment Officer since the company's inception in 2009. Mr. Anzalone joined Invesco's Fixed Income Division ("IFI") in 2002, where he is a Senior Portfolio Manager and Head of Structured Securities Portfolio Management. Mr. Anzalone also serves as a member of IFI's Investment Strategy team, which is responsible for providing investment views for risk positioning and asset allocation across the platform. As the Head of the Structured Securities group, he is responsible for the application of investment strategy across portfolios consistent with client investment objectives and guidelines. Additionally, the team is responsible for analyzing and implementing investment actions in the residential, commercial mortgage-backed and asset-backed securities sectors. Mr. Anzalone began his investment career in 1992 at Union Trust. In 1994, he moved to AgriBank, FCB, where he served as a Senior Trader for six years. Mr. Anzalone is also a former employee of Advantus Capital Management where he was a Senior Trader responsible for trading mortgage-backed, asset-backed and commercial mortgage securities. Mr. Anzalone received a B.A. degree in Economics from Hobart College and an M.B.A. from the Simon School at the University of Rochester. Mr. Anzalone is a Chartered Financial Analyst.



Kevin M. Collins
President

Age
42

Tenure
13 Years

Kevin M. Collins

Mr. Collins has served as our President since 2017. Previously, he served as our Executive Vice President Commercial Mortgage Credit from March 2017 to October 2017 and as a Managing Director and our Head of Commercial Mortgage Credit from 2011 to March 2017. He is also the Head of Commercial Mortgage Credit for Invesco Fixed Income. His primary responsibilities include evaluating, selecting and positioning commercial mortgage-backed securities, commercial real estate loans and other real estate debt investments across Invesco-managed institutional and retail fixed income funds, including the company. Prior to joining Invesco in 2007, Mr. Collins structured various capital funding strategies, including bond securitizations and secured lending facilities, for banks and specialty finance companies during his tenure at Credit Suisse First Boston. Mr. Collins graduated with a B.S. in accounting from Florida State University and earned an M.B.A. from the Kellogg School of Management at Northwestern University.



Brian P. Norris
Chief Investment Officer

Age
46

Tenure
13 Years

Brian P. Norris

Mr. Norris has served as our Chief Investment Officer since 2019. Prior to his role as CIO, Mr. Norris served as Director, Portfolio Management since 2011 and has worked on behalf of the company since its inception in 2009. He is also a Senior Portfolio Manager on Invesco's Structured Securities team, a position he has held since 2014. Mr. Norris joined Invesco in 2001, serving as a portfolio manager from 2006 to 2014 and an account manager from 2001 to 2006. Prior to joining Invesco, Mr. Norris worked as a securities trader with Todd Investment Advisors. He earned a BS degree in Business Administration with a concentration in finance from the University of Louisville and is a Chartered Financial Analyst (CFA) charterholder.



R. Lee Phegley, Jr.
Chief Financial Officer

Age
53

Tenure
8 Years

R. Lee Phegley, Jr.

Mr. Phegley has served as our Chief Financial Officer since 2014. Mr. Phegley also serves as the Chief Financial Officer for Invesco Real Estate Income Trust Inc., a non-traded REIT also managed by our manager. Having joined Invesco in 2006, Mr. Phegley also provides financial leadership to our institutional, alternatives and digital wealth businesses. Prior to joining Invesco, Mr. Phegley spent nine years in public accounting with Arthur Anderson LLP and KPMG LLP. Mr. Phegley received a B.A. degree from Baylor University and an M.S. degree in Accountancy from the University of Houston and is a Certified Public Accountant.



David B. Lyle
Chief Operating Officer

Age
43

Tenure
13 Years

David B. Lyle

Mr. Lyle has served as our Chief Operating Officer since 2017. Previously, he served as our Executive Vice President Residential Credit from March 2017 to October 2017 and as our Head of Residential Mortgage Credit from 2011 to March 2017. He is also the Head of Residential Mortgage-Backed Securities ("RMBS") Credit for Invesco Fixed Income. His primary responsibilities include the evaluation and oversight of investments in Non-Agency RMBS, credit risk transfer securities, and residential whole loans for institutional and retail fixed income funds, including the company. Mr. Lyle has over 20 years of experience in the RMBS market. Prior to joining Invesco in 2006, Mr. Lyle spent three years at Friedman Billings Ramsey, where he was a Vice President in the Investment Banking ABS group. In this role, he participated in the financing, transaction management and analytics functions of the business. He also spent two years as an Analyst in the mortgage finance group at Wachovia Securities. Mr. Lyle graduated with a bachelor of engineering degree from Vanderbilt University.

Other manager personnel

The following individual is deemed to be an executive officer of the company under the rules of the Exchange Act as of the date of this Proxy Statement due to his responsibilities in his role as Vice President of our manager.



Mario L. Clemente
Vice President of Manager

Age
49

Tenure
6 Years

Mario L. Clemente

Mr. Clemente has served as the Head of Structured Investments at Invesco since 2016. He previously served as the co-head of the Investment Solutions group within Invesco Fixed Income from 2014 to 2016. Mr. Clemente joined Invesco in 2014. Prior to joining Invesco, he ran his own consulting firm from 2008 to 2014. Mr. Clemente entered the industry in 1995 and has held various senior investment banking roles with Citi, Natixis and Bank of America. He earned an undergraduate degree in finance and international banking from Hofstra University and an M.B.A in finance from the Stern School of Business at New York University.

Executive compensation

Compensation discussion and analysis
This section presents a discussion and analysis of the philosophy and objectives in the design and implementation of compensation programs for our executive officers. This section is divided into two parts. First, we review key highlights of the relationship with our manager and our management agreement to provide important context regarding our operations, including that all of our executive officers are employed by our manager or one of its affiliates. We then review the compensation program and philosophy of our manager and how compensation decisions are made for our executive officers.

We are externally managed and do not have any employees. Our executive officers are employees of our manager and do not receive compensation from us.

Our management agreement
We are externally managed by Invesco Advisers, Inc., a wholly-owned subsidiary of Invesco Ltd., pursuant to a management agreement, which provides that our manager is responsible for managing our affairs. As highlighted below, we have no employees. Our executive officers are employees of our manager (or one of its affiliates) and such individuals are engaged in additional capacities for our manager (or one of its affiliates). Our executive officers do not receive compensation from us, nor do we reimburse our manager for any of their compensation. Instead, our manager and its affiliates use the proceeds from the management fee, in part, to pay compensation to its officers and personnel, including our executive officers. No specific portion of the management fee is allocated to the compensation of our executive officers because these individuals manage or are associated with multiple Invesco products, and research and investment strategies employed may impact a number of products for which these individuals are responsible. As such, compensation for our executive officers reflects performance across all the products managed by them, and decisions are based on the principles and factors described below in **Overview of our manager's compensation program and philosophy**. While each of these principles and factors is considered by our manager in making compensation decisions, our manager does not attempt to rank or assign relative weight to any factor but rather applies its judgment in considering them in their entirety.

However, for context of our executive officers' compensation in relation to our management fee, we provide an estimate of aggregate compensation of our executive officers that may reasonably be associated with the approximate total average assets of the company for 2021 compared to total average assets of products the executive officers managed or were associated with for 2021. Applying such methodology to compensation of our executive officers for 2021, the total compensation of the named executive officers reasonably associated with their management of the company is $1.9 million, which represents 9.4% of the management fee paid by the company to the manager in 2021.

Highlights of our management agreement
- All of our executive officers are employees of our manager (or one of its affiliates) and are engaged in additional capacities for our manager (or one of its affiliates).
- Our manager is responsible for the compensation of our executive officers and other employees of our manager who provide services to the company. We do not pay any cash or equity compensation to our executive officers, do not provide pension benefits, perquisites or other personal benefits, and have no employment agreements or arrangements to make any payments upon termination from service as an officer.
- Our manager receives a management fee equal to 1.50% of our stockholders' equity, subject to the exclusion of one-time events due to changes in U.S. GAAP and certain non-cash items upon approval of a majority of our independent directors, which is used, in part, to pay the compensation of our manager's employees who provide services to the company. However, no specific portion of the management fee is allocated to the compensation of our executive officers.

For additional information about our management agreement, see **Certain Relationships and Related Transactions**.

Our manager makes all decisions relating to the compensation of our executive officers based upon a number of objectives and principles.

Overview of our manager's compensation program and philosophy

Our manager makes all decisions relating to the compensation of our executive officers based on such factors as our manager may determine are appropriate. However, our manager consults with the members of the Compensation Committee concerning the compensation policy of our manager that is applied to the individuals that serve as our executive officers. Our manager has structured its compensation programs at every level to achieve the following objectives:

- **Alignment:** align individual awards with client and stockholder success
- **Viability:** reinforce our manager's commercial viability by closely linking rewards to economic results at every level
- **Meritocracy:** reinforce our manager's meritocracy by differentially rewarding high-performers
- **Retention:** recognize and retain top talent by ensuring a meaningful mix of cash and deferred compensation

With respect to investment professionals, which includes some of our executive officers, our manager applies the following compensation principles in making compensation decisions:

- **Investment performance**
  Measure investment performance against indicators of client success on products for which the investment team is responsible

- **Financial results**
  Provide appropriate linkage to our manager's financial results related to the investment team

- **Balance**
  Balance pay for investment performance with economic outcomes

- **Qualitative assessment**
  Ensure sufficient flexibility for management to exercise judgment over bonus funding outcomes, to ensure results make sense for Invesco and the team/individual

- **Risk management**
  Design plans that do not create risks that are reasonably likely to have a material adverse impact on Invesco

Components of our executive officers' compensation and their purpose

Our manager utilizes a variety of compensation components to achieve its objectives. Our manager's compensation program that applies to our executive officers consists of base salary and variable incentive compensation. The following table further describes each pay component, as well as its purpose and key measures.

Pay element	What it does	Key measures
Fixed incentive type		
Base salary	• Provides competitive fixed pay • Reasonable base compensation for day-to-day performance of job responsibilities • Evaluated annually, generally remains static unless promotion or adjustment due to economic trends in industry	• Experience, duties and scope of responsibility • Internal and external market factors
Variable incentive type		
Annual cash bonus	• Provides a competitive annual cash incentive opportunity	• Based upon annual investment performance and financial results of the investment products for which the investment team is responsible
Invesco annual deferral award (time-based vesting)	• Along with annual cash bonus, provides a competitive annual incentive opportunity • Aligns with Invesco client and stockholder interests • Encourages retention by vesting in equal annual increments over four years	• Based upon annual investment performance and financial results of the investment products for which the investment team is responsible
Invesco long-term awards (time-based vesting)	• Recognizes long-term potential for future contributions to Invesco's long-term strategic objectives • Aligns with Invesco client and stockholder interests • Encourages retention by vesting in annual increments over four years	• Based upon annual investment performance and financial results of the investment products for which the investment team is responsible

Our executive officers' incentive compensation is funded from an incentive pool which is the source of incentive compensation of all employees of Invesco Ltd.

Our executive officers' annual incentive compensation is funded from an annual incentive pool which is the source of incentive compensation of all employees of Invesco Ltd. and its affiliates. Each year, the Invesco Ltd. Compensation Committee examines Invesco's progress on multiple operating measures, Invesco's progress toward achieving its long-term strategic objectives and other factors, including pre-cash bonus operating income of Invesco (PCBOI), in setting the size of the incentive pool. The Invesco Compensation Committee uses a range of 34%-48% of Invesco PCBOI in setting the Invesco-wide incentive pool, though it maintains flexibility to go outside either end of this range in circumstances that it deems exceptional. Our executive officers are paid incentive compensation out of the Invesco-wide incentive pool taking into account the compensation principles set forth above.

For 2021, our executive officers' compensation, in the aggregate, was apportioned 26% to fixed compensation and 74% to variable or incentive compensation.

2021 executive officer fixed versus incentive compensation



■ Incentive compensation	74%
■ Fixed compensation	26%

We have an executive officer stock ownership policy to align the interests of our executive officers with our stockholders.

Executive officer stock ownership policy
In order to encourage the alignment of interests between our executive officers and our stockholders, we maintain an Executive Officer Stock Ownership Policy, which was amended in 2021 to increase the holding requirement for certain officers. The policy requires that, within five years of the date of the later of (i) the effective date of the policy or (ii) such executive officer's first appointment:
- the chief executive officer achieve an ownership level of at least 70,000 shares and
- the chief financial officer, the president, chief investment officer, and chief operating officer achieve an ownership level of at least 35,000 shares.

All of our executive officers are expected to attain their respective ownership requirements within the time period prescribed by the policy.

Insider trading policy
We maintain an insider trading policy, which prohibits short selling, dealing in publicly-traded options, pledging, hedging or monetization transactions in our securities.

Hedging policy
We have a hedging policy in place for all of our directors, officers, employees and any of their respective (i) family members that reside in the same household as the individual (including a child away at college), (ii) anyone else who lives in the household, and (iii) family members outside of the household that the individual directs or influences control and (iv) any entities, including any corporations, partnerships or trusts that the individual influences or controls as part of our insider trading policy. Our policy prohibits hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involving our securities; however, limited exceptions are allowed. To date, no exceptions have been made.

We believe the structure of the management fee does not create an incentive for excessive or unnecessary risk-taking by our management team and reduces the risk of conflicts of interest with our manager.

Certain risks related to our management fee

Because our management fee is calculated as a percent of stockholders' equity, subject to specified adjustments, we believe the structure of the management fee does not create an incentive for management to take excessive or unnecessary risks and reduces the risk of conflicts of interests with our manager. Stockholders' equity as the basis for the calculation does not result in leveraged pay-out curves, steep pay-out cliffs or set unreasonable goals and thresholds, each of which can promote excessive and unnecessary risks. In addition, the management fee may not be increased or revised without the approval of our independent directors.

Consideration of prior advisory vote

Our Compensation Committee noted the significant support received in the 2021 advisory vote on executive compensation (approximately 95% of votes cast), and therefore it has determined that no changes were advisable based on the outcome of that vote.

Compensation Committee report

The Compensation Committee of the company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the Compensation Committee:

Carolyn B. Handlon (Chair)
John S. Day
Edward J. Hardin
James R. Lientz, Jr.
Don H. Liu[1]
Dennis P. Lockhart

Compensation Committee interlocks and insider participation

During 2021, the following directors served as members of the Compensation Committee: Mr. Day, Ms. Handlon, Mr. Hardin, Mr. Lientz and Mr. Lockhart. No member of the Compensation Committee was an officer or employee of the company or any of its subsidiaries during 2021, and no member of the Compensation Committee was formerly an officer of the company or any of its subsidiaries or was a party to any disclosable related person transaction involving the company. During 2021, none of the executive officers of the company served on the Board of Directors or on the Compensation Committee of any other entity that has or had executive officers that served as a member of the Board of Directors or Compensation Committee of the company.

---

1. Mr. Liu was not a member of the Compensation Committee during the period covered by this report. He joined the committee on February 16, 2022.

Certain relationships and related transactions

Our manager provides the day-to-day management of our operations pursuant to a management agreement between us and our manager.

Relationship to our external manager

In 2009, we entered into a management agreement with our manager pursuant to which our manager provides the day-to-day management of our operations. The management agreement requires our manager to conduct our business in conformity with the policies and the investment guidelines that are approved and monitored by our Board of Directors. Our manager is entitled to receive a management fee from us. The management fee is equal to 1.5% of the company's stockholders' equity per annum, subject to specified adjustments, which is calculated and payable quarterly in arrears. We are also obligated to reimburse certain operating expenses related to the company incurred by our manager, including directors and officers insurance, accounting services, auditing and tax services, legal services, filing fees and miscellaneous general and administrative costs. The management agreement renews for one-year terms unless terminated by either us or our manager. Our manager is entitled to receive a termination fee from us, under certain circumstances.

Our executive officers are employees of Invesco. As a result, the terms of the management agreement between us and our manager were negotiated between related parties, and the terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. Each year, in connection with the annual renewal of the management agreement, our Audit Committee reviews the management fee in the context of a review of peer company management fees. We believe our management fee structure, 1.5% of stockholders' equity, subject to the exclusion of one-time events due to changes in the U.S. GAAP and certain non-cash items upon approval of the majority of our independent directors, is aligned with portfolio performance and stockholder return as it accounts for both market movement and realized income. With respect to 2021, management fees paid or payable to our manager were approximately $21.1 million, and we reimbursed our manager approximately $7.8 million for operating expenses and costs related to raising capital. Our management fee declined during 2021 due to our lower average equity base.

We grant shares of our common stock to each non-executive director and grant equity awards to personnel of our manager who are not executive officers.

Grants of equity compensation to our manager, its personnel and its affiliates

We adopted the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan as amended and restated (the "Plan") to provide incentive compensation to attract and retain qualified directors, officers, advisors, consultants and other personnel, including our manager and its affiliates and personnel of our manager. The Plan provides for grants of stock options, restricted stock, phantom shares, dividend equivalent rights and other equity-based awards.

We grant shares of our common stock to each non-executive director as part of such director's compensation. In addition, we grant equity awards to personnel of our manager who are not our executive officers. We do not intend to grant equity-based awards to our executive officers.

Related person transaction policy

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction.

The Board of Directors has adopted written policies and procedures with respect to related person transactions to address the review, approval, disapproval or ratification of related person transactions. "Related persons" include the company's executive officers, directors, director nominees, holders of more than five percent (5%) of the company's voting securities, immediate family members of the foregoing persons, and any entity in which any of the foregoing persons is employed, is a partner or is in a similar position, or in which such person has a 5% or greater ownership interest. A "related person transaction" means a transaction or series of transactions in which the company participates, the amount involved exceeds $120,000, and a related person has a direct or indirect interest (with certain exceptions permitted by SEC rules).

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the Audit Committee will approve or disapprove the transaction. Approval will be given only if the Audit Committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its stockholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the Audit Committee promptly.

Security ownership of principal stockholders

The following table sets forth the common stock beneficially owned as of February 17, 2022 by each stockholder known to us to beneficially own more than five percent of the company's outstanding common stock. The percentage of ownership indicated in the following table is based on 329,874,780 shares of common stock outstanding as of February 17, 2022.

Name and address of beneficial owner	Amount and nature of beneficial ownership[1]	Percent of class (%)
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055	51,816,914[2]	15.7
The Vanguard Group, 100 Vanguard Boulevard, Malvern, PA 19355	32,974,703[3]	10.0

1. Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and dispositive power with regard to the shares beneficially owned by such owner.
2. Information obtained solely by reference to the Schedule 13G filed with the SEC on January 27, 2022 by BlackRock, Inc. which reflects sole voting power with respect to 51,317,784 shares of common stock and sole dispositive power with respect to 51,816,914 shares of common stock.
3. Information obtained solely by reference to the Schedule 13G/A filed with the SEC on February 10, 2022 by The Vanguard Group, which reflects shared voting power with respect to 247,918 common shares of common stock, sole dispositive power with respect to 32,505,557 shares of common stock, and shared dispositive power with respect to 469,146 shares of common stock.

Security ownership of management

The following table lists the shares of common stock beneficially owned as of February 17, 2022 by (1) each director, (2) each executive officer, and (3) all current directors and executive officers as a group. The percentage of ownership indicated below is based on 329,874,780 shares of the company's common stock outstanding on February 17, 2022.

Beneficial ownership reported in the below table has been determined according to SEC regulations and includes common stock that may be acquired within 60 days after February 17, 2022. Unless otherwise indicated, all directors and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. Individual directors and executive officers, as well as directors and executive officers as a group, beneficially own less than 1% of our common stock.

Name	Shares owned
John M. Anzalone	68,178
Mario Clemente	16,466
Kevin M. Collins	27,822
John S. Day[1]	67,852
Carolyn B. Handlon	65,305
Edward J. Hardin	91,348
James R. Lientz, Jr.	80,041
Don H. Liu[2]	—
Dennis P. Lockhart	65,305
David B. Lyle[3]	35,931
Gregory G. McGreevey	—
Brian Norris	36,864
Richard Lee Phegley, Jr.	16,223
Beth A. Zayicek	3,236
All directors and executive officers as a group (14 persons)	574,571

1. Mr. Day also owns 5,300 shares of the company's 7.75% Fixed-to-Floating Series B Cumulative Redeemable Preferred Stock.
2. Mr. Liu joined the Board effective February 16, 2022.
3. Includes 548 shares held by the spouse of Mr. Lyle.

Proposal

2

We are externally managed and do not have any employees. Our executive officers are employees of our manager and do not receive compensation from us.

See **Executive Compensation** for additional detail on our manager's compensation programs related to our executive officers.

Advisory vote on executive compensation

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables our stockholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC rules. This proposal, commonly known as a "say-on-pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

We are externally managed by our manager pursuant to a management agreement, which provides that our manager is responsible for managing our affairs. We have no employees, including our executive officers. Our executive officers, all of whom are employees of our manager (or one of its affiliates) and engaged in additional capacities for our manager (or one of its affiliates), do not receive compensation from us. Instead, we pay our manager a management fee, and our manager and its affiliates use the proceeds from the management fee, in part, to pay compensation to its officers and personnel, including our executive officers. No specific portion of the management fee is allocated to the compensation of our executive officers. Our manager makes all decisions relating to the compensation of our executive officers based on such factors as our manager may determine are appropriate. We did not pay, and do not intend to pay, any cash compensation to our executive officers, nor did we make any grants of plan-based awards, stock options or stock grants of any kind to any person who was then an executive officer for the fiscal year ended December 31, 2021. We do not provide our executive officers with pension benefits, perquisites or other personal benefits. We do not have any employment agreements with any persons and have no arrangements to make cash payments to our executive officers upon their termination from service as our officers or a change in control of the company.

Notwithstanding that we do not pay our executive officers compensation, we are required by the SEC to seek an advisory vote from our stockholders to approve the compensation of our executive officers as disclosed in this proxy statement. Accordingly, we will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the company's stockholders approve, on an advisory (non-binding) basis, the compensation of the named executive officers, as disclosed in the company's Proxy Statement for the 2022 Annual Meeting of Stockholders pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

The say-on-pay vote is advisory, and therefore not binding on the company, our Board of Directors or the Compensation Committee. Our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and evaluate whether any actions are necessary to address those concerns. At the 2021 Annual Meeting of Stockholders, 95% of the votes cast were in favor of the advisory proposal to approve our named executive officers' compensation. Under the Board's current policy, stockholders are given an opportunity annually to cast an advisory vote on this topic, and our next vote is expected to be conducted at the 2023 annual meeting of stockholders.

 FOR

Recommendation of the Board

The Board unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

Vote required: This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting.

Proposal

3

Approval of the amended and restated Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan

General

We are asking our stockholders to vote in favor of the amendment and restatement of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan (the "Amended Equity Plan"). If this proposal is approved, the Amended Equity Plan will make an additional 1.1 million shares of company common stock available for issuance.

The Equity Plan is the equity compensation plan for our non-executive directors and employees of our manager. The Equity Plan was originally approved by our stockholders in 2009 and most recently amended in 2021. The proposed 1.1 million additional shares, which represents less than one percent of the outstanding common stock of the company as of December 31, 2021, is expected to allow us to make grants under the Amended Equity Plan for approximately three years. The complete text of the Amended Equity Plan is attached as **Appendix A** to this Proxy Statement

Number of shares of common stock under the Amended Equity Plan

If our stockholders approve the Amended Equity Plan, the maximum number of shares available for issuance will be 1.1 million shares plus shares available for grant under the Equity Plan prior to the effective date. As of March 1, 2022, 216,556 shares remained available for grant.

We believe that it is in the best interests of our stockholders to limit potential dilution from incentive share issuances and seek stockholder approval for additional shares on a more frequent basis as necessary in the future.

Timing of proposal and factors regarding our equity usage

- **Equity is essential to talent acquisition and retention.** We use the Equity Plan for granting equity awards to our non-executive directors and to a small number of non-executive employees of our manager who devote substantial time and effort to the company. We believe that equity-based compensation is critical for attracting, retaining and aligning the interests of non-executive directors and such employees. We believe that equity-based compensation aligns the interests of our non-executive directors and such employees with those of our stockholders and creates long-term stockholder value.
- **Increased board size and continued stock price volatility driving need for more shares.** We added a nominal number of shares to the Equity Plan in 2021. We expected this share pool to be sufficient for equity grants for the next three years. The continued stock price volatility and addition of a new director impacted the pool of shares under the Equity Plan and caused a sooner-than-expected need for additional shares.

Why should you vote FOR approval of the Amended Equity Plan?

Under NYSE rules, listed companies are generally not permitted to grant shares of common stock as compensation except under a plan that is approved by stockholders.

The Board and the Compensation Committee are mindful of their responsibility to our stockholders to exercise judgment in granting equity-based awards. Upon recommendation of the Compensation Committee, the Board approved the Amended Equity Plan on February 16, 2022, subject to stockholder approval.

The Board recommends a vote "FOR" the approval of the Amended Equity Plan because it will continue to allow us to achieve important business objectives in ways that are consistent with our stockholders' interests. Material terms of the Amended Equity Plan are described below. The complete text of the Amended Equity Plan is attached as **Appendix A** to this Proxy Statement.

- **Equity compensation facilitates alignment with stockholder interests.** Consistent with industry practice and accepted good governance standards, a significant portion of compensation for our non-executive directors and key employees of our manager is delivered in the form of company equity. Further, our compensation philosophy reflects our belief that equity compensation is a critical means of aligning the interests with those of our stockholders. All equity awards granted to employees of our manager vest over a four-year period. Equity awards for our non-executive directors vest on the one-year anniversary of the date of grant. We believe that this is the best and simplest way to align the interests of our non-executive directors and employees of our manager who receive such awards with the interests of our stockholders, thus giving a significant incentive to appropriately increase stockholder value.
- **Equity compensation is an important tool to recruit and retain talent.** Our competitors in the industry routinely use equity awards to compensate employees, and our manager's employees who have significant company-related job responsibilities place a high value on equity compensation. Our equity awards are an important component of our manager's compensation program.
- **Use of "full-value" awards.** Our equity compensation program favors the use of "full-value" awards (as opposed to "appreciation" awards, such as stock options or stock appreciation rights). This can mitigate the potential dilutive effect of equity compensation, because the same value can be delivered in the form of a stock award using fewer shares than would be needed if delivered in the form of a stock option.

Although the Amended Equity Plan provides for stock options and stock appreciation rights, the company has never granted stock options or stock appreciation rights, and it does not intend to do so in the foreseeable future.

- **The Amended Equity Plan has key features that serve stockholder interests.** The Amended Equity Plan includes best practices with respect to governance and administration of equity compensation programs described in more detail below in Key Features.

As of March 1, 2022, 216,556 shares were available for grant under the Equity Plan. If this proposal is not approved, the Equity Plan will remain in effect although the remaining shares will not be sufficient to maintain our current approach to non-executive director compensation and our manager's approach to compensation for its employees who devote substantial time and effort to the company. We believe that this change would adversely affect stockholders and stockholder value and negatively impact the alignment between non-executive directors and stockholder interests. Without an equity plan under which the company can issue additional shares, we would need to reduce significantly, or eliminate entirely, compensation that is paid in a form other than cash. In addition, if our stockholders do not approve the Amended Equity Plan, we believe such action will impair our manager's ability to compete for and retain its employees who devote substantial time and effort to the company.

Key features of the Amended Equity Plan

The Amended Equity Plan includes a number of features that promote best practices and protect stockholder interests, including:

Independent committee	Administered by the Compensation Committee, which is composed entirely of independent directors who meet the SEC and NYSE standards for independence.
No "evergreen" provision	Fixed number of shares available for grant that will not automatically increase because of an "evergreen" feature.
Double-trigger change-in-control provision	Includes a double-trigger change-in-control provision that provides for the accelerated vesting of awards assumed following a change in control if a participant's employment is terminated by the manager involuntarily (other than for cause or unsatisfactory performance) or by the participant for good reason within a prescribed period of time.
No loans against or transferability of awards	Prohibits participants from borrowing against or transferring awards.
No excise tax gross ups	Prohibits tax gross ups on awards.
Minimum vesting requirements	Provides a minimum vesting period of one year for time-based awards. Equity awards granted to employees of our manager vest over a period of four years. Non-executive director equity awards are subject to a one-year cliff vest. Provides a minimum vesting period of one-year for stock options and SARs.
No liberal share recycling	Prohibits share recycling for stock options and stock appreciation rights.
Best practices for stock options and stock appreciation rights	No grants of discounted options or stock appreciation rights No use of reload options No repricing of stock options or stock appreciation rights without stockholder approval
Material amendments require stockholder approval	Material changes, including a material increase in authorized shares, require stockholder approval.

Historic use of equity and outstanding awards

When considering the number of shares to add to the Amended Equity Plan, the Compensation Committee reviewed, among other things, the potential dilution to current stockholders as measured by run rate and overhang, and projected future share usage.

We recognize the dilutive impact of our equity compensation programs on our stockholders. We believe that our historical share usage and proposed Amended Equity Plan are prudent and in the best interests of our stockholders.

Run rate

"Run rate" provides a measure of our annual share utilization relative to the number of shares outstanding. As shown in the following table, the company's three-year average run rate was less than 1%.

	2021	2020	2019
Granted during the year	193,176	77,666	33,854
Weighted average shares outstanding (basic) (in millions)	318.0	173.7	132.3
Run rate	<1%	<1%	<1%

Overhang and unvested share awards

"Overhang" refers to potential stockholder dilution represented by outstanding equity awards and shares available for future grant. Overhang is equal to the sum of outstanding awards plus shares available for grant, divided by common shares outstanding.

	Outstanding awards[1]	Shares available for grant[2]	Common shares outstanding[3]	Overhang
As of December 31, 2021	143,890	244,166	318.0	<1%

1. The company has no outstanding stock options or stock appreciation rights.
2. Assuming that our stockholders approve the Amended Equity Plan, an additional 1.1 million shares will be available for issuance.
3. Represents basic weighted average shares outstanding (in millions).

Information regarding equity compensation plans

The following table sets forth information about common shares that may be issued under our existing Equity Plan as of December 31, 2021.

Plan name	Approved by security holders	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan
2009 Equity Incentive Plan	✓	—	—	244,166
Total		—	—	244,166

Impact on dilution

As noted above, if our stockholders approve the Amended Equity Plan, an additional 1.1 million shares will be available for issuance. The Board believes that the potential dilution resulting from these shares is reasonable and that the issuance of these shares will provide an appropriate incentive for employees of our manager who devote substantial time and effort to the company to increase the value of the company for stockholders.

If our stockholders approve the Amended Equity Plan, based on historical grant levels and the company's current stock price, the company anticipates that the shares will be sufficient to provide projected equity incentives for three years and that we will seek stockholder approval to replenish the plan reserves at our 2025 Annual Meeting of Stockholders. We believe that it is in the best interests of our stockholders to limit potential dilution from incentive share issuances and to seek stockholder approval for additional shares on a more frequent basis as necessary in the future.

Summary of terms of the Amended Equity Plan

The following summary of the material features of the Amended Equity Plan is not intended to be complete and is qualified in its entirety by reference to the Amended Equity Plan, a copy of which is attached as **Appendix A** to this Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Amended Equity Plan.

General. Under the terms of the Amended Equity Plan, the Compensation Committee has the authority to grant restricted stock, restricted stock units, stock options, stock appreciation rights ("SARs") and other stock-based awards. We anticipate that we will continue our current equity compensation practice of granting full value awards. We have never granted stock options or SARs.

Eligibility. Eligible individuals means non-employee directors, officers, employees and consultants of the company or any of its Affiliates, including a Participating Company, and prospective officers, employees and consultants who have accepted offers of employment or consultancy from a Company Affiliate or a Participating Company.

As of December 31, 2021, there were fifteen employees of our manager who held equity awards under the Equity Plan. In addition, each of our six non-executive directors receive equity awards under the Equity Plan.

Shares subject to the Amended Equity Plan. We are asking our stockholders to approve the Amended Equity Plan which will authorize up to an additional 1.1 million shares. Shares authorized under the Equity Plan prior to the effective date will continue to be available for issuance under the Amended Equity Plan. As noted above, as of March 1, 2022, 216,556 common shares remained available for grant.

Shares delivered in connection with awards under the Amended Equity Plan may be shares that are authorized but unissued shares or, if required by local law, shares delivered from a trust established pursuant to applicable law.

The number of common shares authorized for issuance under the Amended Equity Plan, as well as the number of shares subject to outstanding awards and the annual limitation on grants to any single individual, are subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange or other similar corporate transaction or event.

Share counting. Shares that are subject to awards granted under the Amended Equity Plan shall not be counted for purposes of the limits on the total number of shares that can be issued under the Amended Equity Plan or the number of shares that can be issued as incentive stock options in the following circumstances:
- the award is forfeited, canceled or terminates, expires or lapses without shares being delivered;
- the award is settled in cash; or
- the shares are withheld by the company to satisfy all or part of any tax withholding obligation related to an award of restricted stock or restricted stock units.

Shares tendered or withheld by the company in payment of the exercise price of stock options or SARs or to satisfy all or part of any tax withholding obligation related to such stock option or SAR shall be counted as shares that were issued under the Amended Equity Plan.

Limits on incentive stock options. The total number of shares that can be issued pursuant to incentive stock options cannot exceed 2,000 under the Amended Equity Plan.

Types of awards. The Amended Equity Plan authorizes awards in the form of restricted stock, restricted stock units, stock options, SARs and other stock-based awards.

- **Restricted stock and restricted stock units.** Awards of restricted stock are actual shares of common stock that are issued to a participant. An award of a restricted stock unit represents the right to receive cash or common stock at a future date. In each case, the award is subject to restrictions on transferability and such other restrictions, if any, as the Compensation Committee may impose at the date of grant. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established performance goals, in such installments, or otherwise, as the Compensation Committee may determine. Except to the extent provided in the applicable award agreement, a participant granted restricted stock will have all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends. If provided in the applicable award agreement, a holder of restricted stock units will be entitled to dividend equivalents with respect to such restricted stock units. Upon termination of employment or other service relationship during the applicable restriction period, shares of restricted stock and restricted stock units that are subject to restrictions will be forfeited unless the award agreement provides otherwise.
- **Other stock-based awards.** The Amended Equity Plan provides for the award of company shares and other awards that are valued by reference to our shares. Other stock-based awards may only be granted in lieu of compensation that would otherwise be payable to the participant. No more than 5% of the Shares authorized to grant under Section 6 of the Amended Equity Plan may be granted with a minimum vesting schedule of less than one year.
- **Stock options and SARs.** A stock option is an award that gives the participant the right, but not the obligation, to purchase a specified number of company shares at a specified price for a stated period of time. Stock options may be granted in the form of incentive stock options, which are intended to qualify for favorable treatment for the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. SARs represent the right to receive an amount in cash, shares or both equal to the fair market value of the shares subject to the award on the date of exercise minus the exercise price of the award.

As noted above, the Amended Equity Plan provides for stock options and SARs although the company has never granted stock options or SARs. If stock options or SARs are granted under the Amended Equity Plan, they will be subject to the following limitations:
- **No discounted stock options or SARs** – All stock options and SARs must have an exercise price that is not less than the fair market value of the underlying shares on the date of grant.
- **No reloads** – The grant of a stock option will not be conditioned on the delivery of shares to the company in payment of an exercise price or satisfaction of a withholding or other payment obligation (i.e., a "reload option").
- **No repricing** – Repricing of stock options or SARs is not permitted without stockholder approval.
- **Term** – The term of a stock option or SAR cannot exceed 10 years.
- **No liberal share recycling** – Share recycling for stock options and SARs is prohibited.

Minimum vesting requirements

Restricted stock and restricted stock units. Except with respect to the death, disability or involuntary termination (other than for cause or unsatisfactory performance) of a participant or the occurrence of a corporate transaction (including a change of control) or special circumstances determined by the committee, an award of restricted stock or restricted stock units subject solely to continued services shall have a minimum vesting period of not less than one year from the date of grant. Equity awards granted to employees of the manager vest over a four-year period. Equity awards granted to non-executive directors vest on the one year anniversary of the date of grant.

Stock options and SARs. Stock options and SARs are subject to a one-year minimum vesting period. The company has never granted stock options or SARs.

Termination of employment/services. With respect to employees of our manager, except as otherwise provided in an award agreement, all unvested awards under the Amended Equity Plan are forfeited when a participant terminates employment with, or ceases performing services for, the manager of the company.

With respect to non-executive directors, except as otherwise provided in an award agreement, in the event of voluntary termination of service due to resignation or retirement, a prorated number of restricted shares (based on the time served during the restriction period) will be converted to unrestricted shares as of the first anniversary of the grant date, and the remaining shares will be forfeited.

Effect of a change of control. Awards that are not assumed in connection with a change of control will immediately vest at 100 percent. In the event of a change of control, with respect to awards that are assumed by the acquirer, then upon the participant's termination of employment during the 24 months following a change in control (i) by the company (other than for cause or unsatisfactory performance) or (ii) by the participant for Good Reason, awards will vest at 100 percent unless otherwise provided in an award agreement.

Changes in capitalization and other corporate events. In the case of events affecting the capital structure of the company or certain corporate events such as a merger, the committee shall make adjustments and substitutions to shares reserved for issuance, awards limits, the number of shares subject to outstanding awards and the exercise price of outstanding awards under the Amended Equity Plan as it deems equitable and appropriate. The committee may also adjust performance goals to reflect unusual or non-recurring events and extraordinary items and for other similar reasons, but only to the extent that such adjustments would not cause awards that are intended to be exempt from Section 162(m) of the Internal Revenue Code (the "Code") to lose that exemption.

Non-transferability. Awards under the Amended Equity Plan cannot be sold, assigned, transferred, pledged or otherwise encumbered, except by will and the laws of descent and distribution.

Tax withholding; no gross ups. The participant is responsible for all taxes legally due from a participant. Except as otherwise provided in an award agreement, employee withholding obligations may be settled in shares.

Administration. The Amended Equity Plan will continue to be administered by the Compensation Committee of the Board, unless the Board appoints a different committee. The committee will consist of two or more "non-employee directors" as defined in Rule 16b-3 under the Exchange Act. The committee is authorized to establish administrative rules and procedures, select the eligible individuals to whom awards will be granted, determine the types of awards and the number of shares covered by the awards and establish the terms and conditions for awards.

The committee may delegate its authority to administer the Amended Equity Plan to one or more persons, subject to applicable law. All decisions made by the committee with respect to the Amended Equity Plan will be final and binding on all persons.

Plan amendments and changes. The Board or the Compensation Committee may amend, alter or discontinue the Amended Equity Plan, but no change is permitted without a participant's consent to the extent that it would materially impair the participant's rights under an outstanding award unless the change is made to comply with applicable law or stock exchange rules or to prevent adverse tax consequences to the company or a participant. In addition, no amendment will be made without the approval of the company's stockholders if approval is required by applicable law or the listing standards of an applicable exchange.

Effective date. The Amended Equity Plan will be effective as of the date that it is approved by our stockholders, as requested herein, and will terminate on the third anniversary of the effective date of the Amended Equity Plan.

Securities registration. We intend to file with the SEC an amendment to our registration statement on Form S-8 to cover the number of shares of common stock authorized for issuance under the Amended Equity Plan.

Certain U.S. federal income tax consequences

The following discussion is intended only as a general summary of the material U.S. federal income tax consequences of awards issued to employees of our manager under the Amended Equity Plan for the purposes of stockholders considering how to vote on this proposal. It is not intended as tax guidance to participants in the Amended Equity Plan. This summary does not take into account certain circumstances that may change the income tax treatment of awards for individual participants, and it does not describe the state or local income tax consequences of any award or the taxation of awards in jurisdictions outside of the U.S.

Restricted stock awards and restricted stock units. The fair market value of stock granted under a restricted stock award is generally includable by the participant as ordinary income when the award vests. In the case of restricted stock unit awards, any cash and the fair market value of any stock issued as payment under the awards is includible as ordinary income when paid. Any dividends or dividend equivalents paid on unvested restricted stock and restricted stock units are treated as ordinary income when paid.

Stock options and SARs. The grant of a stock option or SAR generally has no tax consequences for a participant or the company. The exercise of an incentive stock option generally does not have tax consequences for a participant or the company, except that it may result in an item of adjustment for alternative minimum tax purposes for the participant. If a participant holds the shares acquired through the exercise of an incentive stock option for the time specified in the Code, any gain or loss arising from a subsequent disposition of the shares will be taxed as long- term capital gain or loss. If the shares are disposed of before the holding period is satisfied, the participant will recognize ordinary income equal to the lesser of (1) the amount realized upon the disposition and (2) the fair market value of such shares on the date of exercise minus the exercise price paid for the shares.

A participant recognizes ordinary income upon the exercise of a nonqualified stock option equal to the fair market value of the shares minus the exercise price for the shares. Upon the exercise of a SAR, the participant recognizes ordinary income equal to the amount paid to the participant, in cash and shares that represents the excess of the fair market value of a SAR over its exercise price. Any subsequent disposition of shares acquired through the exercise of a nonqualified stock option or a SAR will generally result in capital gain or loss, which may be short- or long-term, depending upon the holding period for the shares.

Deductions by the company. Except as explained below, the company generally is entitled to a deduction equal to the amount included in the ordinary income of participants and does not receive a deduction for amounts that are taxable to participants as capital gain.

Section 409A. The grant of certain types of incentive awards under the Amended Equity Plan, may be subject to the requirements of Section 409A of the Code. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, a participant may be subject to tax on all or a portion of the award earlier than the times described above, and additional taxes, penalties and interest could apply. Stock options, SARs and restricted stock awards that comply with the terms of the Amended Equity Plan are intended to be exempt from the requirements of Section 409A. Restricted stock units granted under the Amended Equity Plan may be subject to the requirements of Section 409A but are intended to comply with those requirements to avoid early taxation, additional taxes, penalties and interest. Notwithstanding the foregoing, the company is not responsible for any taxes, penalties or interest imposed with respect to any awards granted under the Amended Equity Plan, including taxes, penalties or interest imposed under Section 409A.

New plan benefits. We currently expect that, if the Amended Equity Plan is approved by our stockholders, the first grants made under the Amended Equity Plan will be to our non-executive directors in May 2022 in connection with the payment of their annual stock award. See **Director Compensation** above for more information about compensation paid to our directors. The committee has not yet determined, and we cannot now anticipate, what other grants will be made under the Amended Equity Plan if it is approved. It is likely that amounts under the Amended Equity Plan will be made during the next annual incentive compensation cycle to select employees of the manager.

The closing price of our shares on the New York Stock Exchange on March 1, 2022 was $2.10 per share.

 FOR

Recommendation of the Board
The Board unanimously recommends a vote "FOR" the approval of the Amended Equity Plan.

Vote required: This proposal requires the affirmative vote of a majority of votes cast at the Annual General Meeting.

Proposal

4

Appointment of independent registered public accounting firm

General

The Audit Committee of the Board has proposed the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the company's consolidated financial statements for the fiscal year ending December 31, 2022 and to audit the company's internal control over financial reporting as of December 31, 2022.

During and for the fiscal year ended December 31, 2021, PwC audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. PwC also rendered an opinion on the company's internal control over financial reporting as of December 31, 2021. See **Fees Paid to Independent Registered Public Accounting Firm** below. Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

 FOR

Recommendation of the Board

The Board recommends a vote "FOR" the ratification of the appointment of PwC as the company's independent registered public accounting firm for the fiscal year ending December 31, 2022.

Vote required: Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting. If the appointment is not approved, the Audit Committee may reconsider the selection of PwC as the company's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our stockholders.

Fees paid to independent registered public accounting firm

The Audit Committee of the Board of Directors, with the approval of the stockholders, engaged PwC to perform an annual audit of the company's consolidated financial statements for fiscal year 2021. The following table sets forth the approximate aggregate fees billed or expected to be billed to the company by PwC for fiscal years 2021 and 2020 for the audit of the company's annual consolidated financial statements and for other services rendered by PwC.

	Year ($ in thousands)	
	2021	**2020**
Audit fees[1]	$1,128	$1,260
Audit-related fees[2]	—	—
Tax fees[3]	—	—
All other fees[4]	$1	$1
Total fees	$1,129	$1,261

1. Audit fees consist of fees and related expenses billed for the audit of the consolidated financial statements and services provided by PwC in connection with statutory and regulatory filings or engagements. The audit fees include fees and expenses in connection with quarterly and annual reports and the issuance of consents by PwC to be named in, and the use of their audit report in, our registration statements.
2. Audit-related fees consist of fees and expenses billed for assurance and related professional services. PwC did not perform any audit-related services.
3. Tax fees consist of professional services related to federal and state tax compliance and tax planning. PwC did not perform any tax services.
4. All other fees consist of any fees and expenses for professional services not included in one of the other categories. All other fees for 2020 and 2021 consisted entirely of a subscription for a license for financial statement disclosure research.

Pre-approval process and policy

All audit and non-audit services provided to the company and its subsidiaries by PwC during 2021 were either specifically approved or pre-approved in accordance with our policies and procedures.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by our independent auditor. The policy is designed to ensure that the auditor's independence is not impaired. The policy sets forth the Audit Committee's views on audit, audit-related, tax and other services. It provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the Audit Committee or fall into one of the defined categories that have been pre-approved. The policy defines the services and the estimated range of fees for such services that the committee has pre-approved. The term of any such categorical approval is from the date of pre-approval to the next annual update of such pre-approval, unless the committee specifically provides otherwise, and the policy requires the related fee levels to be set annually. Where actual invoices in respect of any service are materially in excess of the estimated range, the committee must approve such excess amount prior to payment. The policy also prohibits the company from engaging the auditor to provide certain defined non-audit services that are prohibited under SEC rules. Under the policy, the Audit Committee may delegate pre-approval authority to one or more of its members, but may not delegate such authority to the company's management. Under the policy, our management must inform the Audit Committee of each service performed by our independent auditor pursuant to the policy. Requests to the Audit Committee for separate approval must be submitted by both the independent auditor and our chief financial officer and the request must include a joint statement as to whether it is deemed consistent with the SEC's and Public Company Accounting Oversight Board's ("PCAOB") rules on auditor independence.

Report of the audit committee

Membership and role of the Audit Committee
The Audit Committee consists of Mr. Day (Chair), Ms. Handlon, Mr. Hardin, Mr. Lientz, Mr. Liu and Mr. Lockhart. Each of the members of the Audit Committee is independent as such term is defined under the NYSE listing standards and applicable law. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements. The Audit Committee's function is more fully described in its written charter, which is available on the company's website.

Review of the company's audited consolidated financial statements for the fiscal year ended December 31, 2021
The Audit Committee has reviewed and discussed the audited financial statements of the company for the fiscal year ended December 31, 2021 with the company's management. The Audit Committee has discussed with PwC, the company's independent registered public accounting firm, the matters required to be discussed by professional auditing standards. The Audit Committee has also received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed the independence of PwC with that firm. Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the company's audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 for filing with the Securities and Exchange Commission.

Respectfully submitted by the Audit Committee:

John S. Day (Chair)
Carolyn B. Handlon
Edward J. Hardin
James R. Lientz, Jr.
Don H. Liu[1]
Dennis P. Lockhart

---

1. Mr. Liu was not a member of the Audit Committee during the period covered by this report. He joined the committee on February 16, 2022.

General information regarding the annual meeting

Questions and answers about voting your common shares

Q. Why did I receive this Proxy Statement?
You have received these proxy materials because the company's Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting on May 3, 2022. This proxy statement includes information that is designed to assist you in voting your shares and information that we are required to provide to you under the rules of the SEC.

Q. What is a proxy?
A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the following persons to vote your shares at the Annual Meeting: Edward J. Hardin, Chair of the Board of Directors; John M. Anzalone, Chief Executive Officer; Kevin Collins, President; R. Lee Phegley, Jr., Chief Financial Officer and Rebecca S. Smith, Vice President and Secretary.

Q. Why did I not receive my proxy materials in the mail?
As permitted by rules of the SEC, we are making this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 ("Annual Report") available to our stockholders electronically via the Internet. The "e-proxy" process expedites stockholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual Meeting.

Beginning on March 17, 2022, we mailed to stockholders of record as of the close of business on March 4, 2022 ("Record Date") a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement, our Annual Report and other soliciting materials via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice for requesting such materials.

Q. Who is entitled to vote?
Each holder of record of company common stock on the Record Date is entitled to attend and vote at the Annual Meeting.

Q. What is the difference between holding shares as a "stockholder of record" and as a "beneficial owner"?
- **Stockholders of record.** You are a stockholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent.
- **Beneficial owner.** You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see "What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?" below for additional information.
- The company has requested banks, brokerage firms and other nominees who hold shares of our common stock on behalf of beneficial owners of the shares as of the close of business on the Record Date to forward the Notice to those beneficial owners. The company has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Q. How many votes do I have?
Every holder of a share of common stock on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual Meeting and to one vote per share on each other matter presented at the Annual Meeting. On the Record Date, there were 329,907,905 shares of common stock outstanding and entitled to vote at the Annual Meeting.

Q. What proposals are being presented at the Annual Meeting?
The company intends to present proposals numbered one through four for stockholder consideration and voting at the Annual Meeting. These proposals are:
1. Election of eight (8) members of the Board of Directors;
2. Advisory vote to approve the company's executive compensation;
3. Amendment and restatement of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan to increase the number of shares authorized for issuance under the plan; and

4. Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm. Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual Meeting, the company does not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the proxies received from our stockholders give the proxy holders the authority to vote on such matter in their discretion.

Q. How does the Board of Directors recommend that I vote?
The Board of Directors recommends that you vote:
- FOR the election of the eight (8) directors nominated by our Board and named in this proxy statement;
- FOR the approval, on an advisory basis, of the compensation of our named executive officers;
- FOR the amendment and restatement of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan to increase the number of shares authorized for issuance under the plan; and
- FOR the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Q. How do I attend the Annual Meeting?
All stockholders are invited to attend the Annual Meeting. An admission ticket (or other proof of share ownership) and some form of government-issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual Meeting. Only stockholders who own company common stock as of the close of business on the Record Date and invited guests will be entitled to attend the meeting. An admission ticket will serve as verification of your stock ownership. We will be following COVID protocols for the Annual Meeting, which will be published on the company website prior to the meeting date. Registration will begin at 1:00 p.m. Eastern Time and the Annual Meeting will begin at 2:00 p.m. Eastern Time.
- If your company shares are registered in your name and you received or accessed your proxy materials electronically via the Internet, click the appropriate box on the electronic proxy card or follow the telephone instructions when prompted, and an admission ticket will be held for you at the check-in area at the Annual Meeting.
- If you received your proxy materials by mail and voted by completing your proxy card and checked the box indicating that you plan to attend the meeting, an admission ticket will be held for you at the check-in area at the Annual Meeting.
- If your company shares are held in a bank or brokerage account, contact your bank or broker to obtain a written legal proxy in order to vote your shares at the meeting. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your shares at the Annual Meeting, but you can still attend the Annual Meeting if you bring a recent bank or brokerage statement showing that you owned our common stock on the Record Date. You should report to the check-in area for admission to the Annual Meeting.

You may submit your proxy in advance of the Annual Meeting via the Internet, phone or mail by following the instructions included on your proxy card or Notice of Internet Availability of Proxy Materials. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting using one of the methods described in the proxy materials.

Q. How do I vote and what are the voting deadlines?
You may vote your shares at the Annual Meeting or by proxy. There are three ways to vote by proxy:
- **Via the Internet:** You can submit a proxy via the Internet until 11:59 p.m. Eastern Time on May 2, 2022, by accessing the web site http://www.envisionreports.com/IVR and following the instructions you will find on the web site. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded.
- **By telephone:** You can submit a proxy by telephone until 11:59 p.m. Eastern Time on May 2, 2022, by calling toll-free 1-800-652-VOTE (8683) (from the U.S. and Canada) and following the instructions.
- **By mail:** If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common stock in an account with a bank or broker (i.e. in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on May 2, 2022.

Even if you plan to participate in the Annual Meeting, we encourage you to vote your common stock by proxy using one of the methods described above. Stockholders of record, and beneficial holders who obtain a legal proxy from their bank or broker, who attend the Annual Meeting may vote their common stock during the meeting, even though they have sent in proxies.

Q. May I change or revoke my vote?
Yes. You may change your vote in one of several ways at any time before it is cast at the Annual Meeting:
- Grant a subsequent proxy via the Internet or telephone;
- Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy;
- Notify our Company Secretary in writing before the Annual Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or
- If you are a stockholder of record, or a beneficial owner with a legal proxy from the stockholder of record (i.e. a bank or broker), vote at the Annual Meeting.

Q. What will happen if I do not vote my shares?
- **Stockholders of record.** If you are the stockholder of record of your shares and you do not vote at the Annual Meeting, or by proxy via the Internet, telephone, or mail, your shares will not be voted at the Annual Meeting.
- **Beneficial owners.** If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under the rules of the New York Stock Exchange, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal No. 4, but does not have discretion to vote your shares on non-routine matters, such as Proposals No. 1, 2 and 3. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals No. 1, 2 and 3, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. Pursuant to Maryland law, broker non-votes and abstentions are not included in the determination of the shares of common stock voting on such matter, but are counted for quorum purposes. **We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.**

Q. What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?
- **Stockholders of record.** If you are a stockholder of record and you submit a proxy, but you do not provide voting instructions, all of your shares will be voted FOR each of the nominees in Proposal No. 1 and FOR Proposals No. 2, 3 and 4.
- **Beneficial owners.** If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal No. 4, but do not have discretion to vote on non-routine matters, such as Proposals No. 1, 2 and 3. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal No. 4 and any other routine matters properly presented for a vote at the Annual Meeting.

Q. What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?
It means you own company common stock in more than one account, such as individually and jointly with another person. **Please vote all of your common stock.** Please see the section entitled **Householding of Proxy Materials** below for information on how you may elect to receive only one Notice.

Q. What is a quorum?
A quorum is necessary to hold a valid meeting. The presence, in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum for the conduct of business.

Q. What vote is required in order to approve each proposal?
For each proposal, the affirmative vote of a majority of the votes cast on such proposal at the Annual Meeting is required. Votes "cast" include only votes cast with respect to shares present at the Annual Meeting or represented by proxy and excludes abstentions and broker non-votes.

Q. How will voting on any other business be conducted?
Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual Meeting, we do not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the persons named as proxies will vote on the matter in their discretion.

Q. What happens if the Annual Meeting is adjourned or postponed?
Your proxy will still be effective and will be voted at the rescheduled Annual Meeting. You will still be able to change or revoke your proxy until it is voted.

Q. Who will count the votes?
A representative of Computershare, our transfer agent, will act as the inspector of election and will tabulate the votes.

Q. How can I find the results of the Annual Meeting?
Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four (4) business days after the Annual Meeting.

Important additional information

Costs of solicitation
The cost of solicitation of proxies will be paid by the company. We have retained Alliance Advisors LLC to solicit proxies for a fee of approximately $6,500 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Invesco personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report on Form 10-K will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Principal executive offices
Our principal executive office is located at 1555 Peachtree Street NE, Atlanta, Georgia 30309. Our telephone number is (404) 892-0896.

Stockholder proposals for the 2023 annual meeting
In accordance with the rules established by the SEC, any stockholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement for next year's annual meeting of stockholders must be received by us no later than 120 days before the anniversary of the date of this Proxy Statement (e.g. not later than November 17, 2022). Such proposals should be sent to our Company Secretary in writing to Invesco Mortgage Capital Inc., Attn: Office of the Company Secretary, 1555 Peachtree Street NE, Atlanta, Georgia 30309. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Bylaws, and must be a proper subject for stockholder action under Maryland law.

A stockholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with SEC proxy rules, Maryland law, our Bylaws and other legal requirements, without seeking to have the proposal included in the company's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under our Bylaws, notice of such a proposal must generally be provided to our Company Secretary not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. The period under our Bylaws for receipt of such proposals for next year's meeting is thus from October 18, 2022 to November 17, 2022. (However, if the date of the annual meeting is advanced or delayed by more than 30 days from such anniversary date, any notice by a stockholder of business or the nomination of directors for election or reelection to be brought before the annual meeting to be timely must be so delivered (i) not earlier than the 150th day prior to such annual meeting and (ii) not later than 5:00 p.m., Eastern Time on the later of (A) the 120th day prior to such annual meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.) SEC rules permit proxyholders to vote proxies in their discretion in certain cases if the stockholder does not comply with these deadlines, and in certain other cases notwithstanding compliance with these deadlines.

United States Securities and Exchange Commission reports
A copy of the company's Annual Report on Form 10-K, including financial statements, for the fiscal year ended December 31, 2021 (the "Annual Report"), is being furnished concurrently herewith to all stockholders as of the Record Date. Please read it carefully.

Stockholders may obtain a copy of the Annual Report, without charge, by visiting the company's website or by submitting a request to our Company Secretary at: company.secretary@invescomortgagecapital.com or by writing Invesco Mortgage Capital Inc., Attn: Office of the Company Secretary, 1555 Peachtree Street NE, Atlanta, Georgia 30309 or by phone at (404) 892-0896. Upon request to our Company Secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Householding of proxy materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for Proxy Statements and Annual Reports with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement and Annual Report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's common stock will be householding the company's proxy materials or the Notice. Accordingly, a single copy of the proxy materials or Notice will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials or copies of the Notice, please notify your bank or broker, or contact our Company Secretary at: company.secretary@invescomortgagecapital.com, or by mail to Invesco Mortgage Capital Inc., Attn: Office of the Company Secretary, 1555 Peachtree Street NE, Atlanta, Georgia 30309, or by telephone to 404-892-0896. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's proxy materials or the Notice to a stockholder at a shared address to which a single copy of the applicable document was delivered. Stockholders who currently receive multiple copies of the proxy materials or the Notice at their address and would like to request householding of their communications should contact their bank or broker or the Company Secretary at the contact address and telephone number provided above.

Appendix A

Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan (Amended And Restated Effective May 3, 2022)

1. Purpose

The purpose of the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan (the "**Plan**") is to give Invesco Mortgage Capital, Inc., a Maryland corporation (the "**Company**") a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company, Participating Companies, and any Affiliates with a long-term incentive plan providing incentives directly linked to Stockholder value.

2. Effective Date and Term of Plan

The Plan was initially effective as of June 30, 2009. This amendment and restatement was adopted by the Board on February 16, 2022 and is effective as of the date that it is approved by the Stockholders of the Company (the "**Effective Date**"). This amendment and restatement is effective with respect to Awards made on or after May 3, 2022. Awards may be granted under the Plan until the date that is three years after the Effective Date, unless the Plan is discontinued earlier pursuant to Section 14.

3. Types of Awards

Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards may be granted under the Plan.

4. Definitions

Except as otherwise specifically provided in an Award Agreement, each capitalized word, term or phrase used in the Plan shall have the meaning set forth in this Section 4 or, if not defined in this Section, the first place that it appears in the Plan.

"**Affiliate**" means a corporation or other entity controlled by, controlling or under common control with, the Company; *provided, however,* that solely for purposes of determining whether a Participant has a Termination of Service that is a "separation from service" within the meaning of Section 409A of the Code, an "Affiliate" of a corporation or other entity means all other entities with which such corporation or other entity would be considered a single employer under Sections 414(b) or 414(c) of the Code.

"**Applicable Exchange**" means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Shares.

"**Award**" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Other Stock-Based Award granted pursuant to the terms of the Plan.

"**Award Agreement**" means a written document or agreement setting forth the terms and conditions of a specific Award and any addendum thereto.

"**Beneficiary**" means the person(s) or trust(s) entitled by will or the laws of descent and distribution to receive any amounts payable or exercise any applicable rights under the Participant's Awards after the Participant's death.

"**Board**" means the Board of Directors of the Company.

"**Cause**" means, with respect to a Participant, (i) if such Participant is a party to an Individual Agreement at the time of the Termination of Service that defines such term (or word(s) of similar meaning), the meaning given in such Individual Agreement or (ii) if there is no such Individual Agreement or if it does not define Cause (or word(s) of similar meaning): (A) the Participant's plea of guilty or nolo contendere to, or conviction of, (1) a felony (or its equivalent in a non-United States jurisdiction) or (2) other conduct of a criminal nature that has or is likely to have a material adverse effect on the reputation or standing in the community of the Company, Participating Company, or any Affiliates, as determined by the Committee in its sole discretion, or that legally prohibits the Participant from working for the Company, Participating Company, or any Affiliates; (B) a breach by the Participant of a regulatory rule that adversely affects the Participant's ability to perform the Participant's employment duties to the Company, Participating Company, or any Affiliates in any material respect; (C) the Participant's failure, in each case in any material respect, to (1) perform the Participant's employment duties, (2) comply with the applicable policies of the Company, Participating Company, or any Affiliates, (3) follow reasonable directions received from the Company, Participating Company, or any Affiliates or (4) comply with covenants contained in any Individual Agreement or Award Agreement to which the Participant is a party; or (D) with respect to Participants employed outside of the United States, such other definition as may be codified under local laws, rules and regulations. With respect to a Participant's termination of directorship, "Cause" shall include only an act or failure to act that constitutes cause for removal of a director under the Company's bylaws.

"**Change in Control**" means any of the following events:

(i)   the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty-five percent (25%) or more of either (A) the then outstanding shares of the Company (the "Outstanding Company Shares") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); *provided, however*, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company; (2) any acquisition by the Company; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (4) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) below; or

(ii) during any period of twelve (12) consecutive months, individuals who, as of January 1, 2021, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a director subsequent to January 1, 2021 whose election, or nomination for election by the Company's Stockholders, was approved by a vote of at least two-thirds (2/3) of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (each, a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Shares and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation or other entity resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction of the Outstanding Company Shares and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan or related trust of the Company or of such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, twenty-five percent (25%) or more of, respectively, the then outstanding shares of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (C) at least a majority of the members of the board of directors of the corporation (or other governing board of a non-corporate entity) resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

(iv) approval by the Stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, an event described above shall be a Change in Control with respect to an Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code only if such event is also a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A of the Code to the extent necessary to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section, regulations and guidance.

"**Committee**" means the Compensation Committee of the Board or such other committee or subcommittee of the Board as may be appointed by the Board to act as the Committee under the Plan. If at any time there is no such Compensation Committee or other committee or subcommittee appointed by the Board, the Board shall be the Committee. The Committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a "non-employee director" as defined in Rule 16b-3 of the Exchange Act and, to the extent required by Section 162(m) of the Code, an "outside director" as defined under Section 162(m) of the Code. Any member of the Committee who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Committee to the extent required to comply with Rule 16b-3 of the Exchange Act or Section 162(m) of the Code.

"**Disability**" means, with respect to a Participant, (i) a "disability" (or words of similar meaning) as defined in any Individual Agreement to which the Participant is a party or (ii) if there is no such Individual Agreement or it does not define "disability" (or words of similar meaning): (A) a permanent and total disability as determined under the long-term disability plan applicable to the Participant; (B) if there is no such plan applicable to the Participant, "Disability" as determined by the Committee in its sole discretion; or (C) with respect to Participants employed outside the United States, such other definition as may be codified under local laws, rules and regulations. The Committee may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition. Notwithstanding the foregoing, with respect to an Incentive Stock Option, "Disability" shall mean a "Permanent and Total Disability" as defined in Section 22(e)(3) of the Code and, with respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Disability" shall mean a "disability" as defined under Section 409A of the Code to the extent necessary to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder.

"**Disaffiliation**" means an Affiliate's or business division's ceasing to be an Affiliate or business division for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Affiliate or a sale of a business division of the Company).

""**Eligible Individuals**" means non-employee directors, officers, employees and consultants of the Company or any of its Affiliates, including a Participating Company, and prospective officers, employees and consultants who have accepted offers of employment or consultancy from a Company Affiliate or a Participating Company.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to any specific section of the Exchange Act shall be deemed to include such regulations and guidance issued thereunder, as well as any successor section, regulations and guidance.

"**Fair Market Value**" means, unless otherwise determined by the Committee, the closing price of a Share on the Applicable Exchange on the date of measurement or, if Shares are not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares are traded, all as reported by such source as the Committee may select. If the Shares are not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion.

"**Good Reason**" means, with respect to a Participant, during the 24-month period following a Change in Control, actions taken by the Company, Participating Company, or any Affiliates resulting in a material negative change in the employment relationship of the Participant who is an officer or an employee including, without limitation:

(i) the assignment to the Participant of duties materially inconsistent with the Participant's position (including status, titles and reporting requirements), authority, duties or responsibilities, or a material diminution in such position, authority, duties or responsibilities, in each case from those in effect immediately prior to the Change in Control;

(ii) a material reduction of the Participant's aggregate annual compensation, including, without limitation, base salary and annual bonus opportunity, from that in effect immediately prior to the Change in Control;

(iii) a change in the Participant's principal place of employment that increases the Participant's commute by 40 or more miles or materially increases the time of the Participant's commute as compared to the Participant's commute immediately prior to the Change in Control; or

(iv) any other action or inaction that constitutes a material breach by the Company, Participating Company, or any Affiliates of any Individual Agreement.

In order to invoke a Termination of Service for Good Reason, a Participant must provide written notice to the Company, Participating Company, or any Affiliates with respect to which the Participant is employed or providing services of the existence of one or more of the conditions constituting Good Reason within ninety (90) days following the Participant's knowledge of the initial existence of such condition or conditions, specifying in reasonable detail the conditions constituting Good Reason, and the Company shall have thirty (30) days following receipt of such written notice (the "Cure Period") during which it may remedy the condition. In the event that the Company, Participating Company, or any Affiliate fails to remedy the condition constituting Good Reason during the applicable Cure Period, the Participant's Termination of Service must occur, if at all, within ninety (90) days following such Cure Period in order for such termination as a result of such condition to constitute a Termination of Service for Good Reason.

"**Grant Date**" means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award, establishes the number of Shares to be subject to such Award and, in the case of an Option or Stock Appreciation Right, establishes the exercise price of such Award or (ii) such later date as the Committee shall provide in such resolution.

"**Incentive Stock Option**" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code and otherwise meets the requirements to be an "incentive stock option" set forth in Section 422 of the Code.

"**Individual Agreement**" means a written employment, consulting or similar agreement between a Participant and the Company, Participating Company, or any Affiliates.

"**ISO Eligible Employees**" means an employee of the Company, any subsidiary corporat**ion (within the meaning** of Section 424(f) of the Code) or parent corporation (within the meaning of Section 424(e) of the Code), or Participating Company.

"**Manager**" means Invesco Advisers, Inc. the Company's manager.

"**Nonqualified Option**" means any Option that is not an Incentive Stock Option.

"**Option**" means an Incentive Stock Option or Nonqualified Option granted under Section 8.

"**Other Stock-Based Award**" means an Award of Shares or any other Award that is valued in whole or in part by reference to, or is otherwise based upon, Shares, including (without limitation) unrestricted stock, dividend equivalents and convertible debentures, granted under Section 11.

"**Participant**" means an Eligible Individual to whom an Award is or has been granted and who has accepted the terms and conditions of the Plan as set forth in Section 5(f) hereof.

"**Participating Company**" means the Company, the Subsidiaries, the Manager and any of their respective Affiliates, which with the consent of the Board participates in the Plan.

"**Performance Goals**" means the performance goals established by the Committee in connection with the grant of Awards. In the case of Qualified Performance-Based Awards, (i) such goals shall be based on the attainment of specified levels of one or more of the following objective measures with regard to the Company (or an Affiliate, Participating Company, business division or other operational unit of the Company): operating revenues, annual revenues, net revenues, clients' assets under management ("AUM"), gross sales, net sales, net asset flows, revenue weighted net asset flows, cross selling of investment products across regions and distribution channels, investment performance by account or weighted by AUM (relative and absolute performance), investment performance ratings as measured by recognized third parties, risk adjusted investment performance (information ratio, Sharpe ratio), expense efficiency ratios, expense management, operating margin, adjusted operating margin, net revenue yield on AUM, client redemption rates and new account wins and size of pipeline, market share, customer service measures or indices, success of new product launches as measured by revenues, asset flows, AUM and investment performance, profit margin, operating profit margin, earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, adjusted earnings per share, diluted earnings per share, adjusted diluted earnings per share, earnings per share growth, adjusted earnings per share growth, diluted earnings per share growth, adjusted diluted earnings per share growth, operating income (including pre-cash bonus operating income or pre-incentive operating income), adjusted operating income (including pre-cash bonus adjusted operating income or pre-incentive adjusted operating income), cash bonus expense, incentive expense, pre- or after-tax income, net income, adjusted net income, free cash flow (operating cash flow less capital expenditures), cash flow per share, return on equity (or return on equity adjusted for goodwill), return on capital (including return on total capital or return on invested capital), return on investment, stock price appreciation, total Stockholder return (measured in terms of stock price appreciation and dividend growth), cost control, business expansion or consolidation, diversification of AUM by investment objectives, growth in global position(AUM domiciled outside of United States), diversified distribution channels, successful integration of acquisitions, market value of a business or group based on independent third-party valuation) or change in working capital, and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code.

"**Performance Period**" means that period established by the Committee during which any Performance Goals specified by the Committee with respect to such Award are to be measured.

"**Qualified Performance-Based Award**" means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 13.

"**Restricted Stock**" means an Award granted under Section 9.

"Restricted Stock Unit" means an Award granted under Section 10.

"Restriction Period" means, with respect to Restricted Stock and Restricted Stock Units, the period commencing on the date of such Award to which vesting restrictions apply and ending upon the expiration of the applicable vesting conditions and/or the achievement of the applicable Performance Goals (it being understood that the Committee may provide that restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period).

"Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

"Share" or "Shares" means common shares, par value $0.20 each, of the Company or such other equity securities that may become subject to an Award.

"Stockholder" has the meaning set forth in the Maryland General Corporation Law.

"Stock Appreciation Right" means an Award granted under Section 8(b).

"Subsidiary" means any corporation, partnership, limited liability company or other entity at least 50% of the economic interest in the equity of which is owned, directly or indirectly, by the Company or by another subsidiary.

"Term" means the maximum period during which an Option, Stock Appreciation Right or, if applicable, Other Stock-Based Award may remain outstanding as specified in the applicable Award Agreement.

"Termination of Service" means the termination of the Participant's employment or consultancy with, or performance of services (including as a director) for, the Company, a Participating Company, and any Affiliates or, in the case of a director, when a director no longer holds office as a director of the Company. For Participants employed outside the United States, the date on which such Participant incurs a Termination of Service shall be the earlier of (i) the last day of the Participant's active service with the Company, a Participating Company, and any Affiliates or (ii) the last day on which the Participant is considered an employee of the Company, a Participating Company, and any Affiliates, as determined in each case without including any required advance notice period and irrespective of the status of the termination under local labor or employment laws. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company, a Participating Company, and any Affiliates shall not be considered Terminations of Service. With respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Termination of Service" shall mean a "separation from service" as defined under Section 409A of the Code to the extent required by Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder. A Participant has a separation from service within the meaning of Section 409A of the Code if the Participant terminates employment with the Company, Participating Company and any Affiliates for any reason. A Participant will generally be treated as having terminated employment with the Company, Participating Company, and any Affiliates as of a certain date if the Participant and the Company, Participating Company, or Affiliate that employs the Participant reasonably anticipate that the Participant will perform no further services for the Company, Participating Company, or any Affiliate after such date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) will permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Participant has been providing services for fewer than 36 months); provided, however, that the employment relationship is treated as continuing while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of leave does not exceed six months or, if longer, so long as the Participant retains the right to reemployment with the Company, Participating Company, or any Affiliate.

5. **Administration**

   (a) **Committee.** The Plan shall be administered by the Committee. The Committee shall, subject to Section 13, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee in its sole discretion shall have the authority, subject to the terms and conditions of the Plan:

   (i) to select the Eligible Individuals to whom Awards may from time to time be granted;

   (ii) to determine whether and to what extent Awards are to be granted hereunder;

   (iii) to determine the number of Shares to be covered by each Award granted hereunder;

   (iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine, and to approve the form of Award Agreement and any related addendum;

   (v) to adopt sub-plans and special provisions applicable to Awards granted to Participants employed outside of the United States, which sub-plans and special provisions may take precedence over other provisions of the Plan, and to approve the form of Award Agreement and any related addendum as may be applicable to such Awards;

(vi) subject to Sections 6(e), 8(e), 13 and 14, to modify, amend or adjust the terms and conditions of any Award;

(vii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(viii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto);

(ix) subject to Section 13, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee determines;

(x) to decide all other matters to be determined in connection with an Award;

(xi) to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the Participant;

(xii) to establish any "blackout" period that the Committee deems necessary or advisable; and

(xiii) to otherwise administer the Plan.

(b) Delegation of Authority. To the extent permitted under applicable law and Section 13, the Committee may delegate any of its authority to administer the Plan to any person or persons selected by the Committee, including one or more members of the Committee, and such person or persons shall be deemed to be the Committee with respect to, and to the extent of, its or their authority.

(c) Procedures.

(i) The Committee may act by a majority of its members and, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 13, through any person or persons to whom it has delegated its authority pursuant to Section 5(b).

(ii) Any authority granted to the Committee may also be exercised by the independent directors of the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(d) Discretion of Committee and Binding Effect. Any determination made by the Committee or an appropriately delegated person or persons with respect to the Plan or any Award shall be made in the sole discretion of the Committee or such delegate, including, without limitation, any determination involving the appropriateness or equitableness of any action, unless in contravention of any express term of the Plan. All decisions made by the Committee or any appropriately delegated person or persons shall be final and binding on all persons, including the Company, Participants and Eligible Individuals. Notwithstanding the foregoing, following a Change in Control, any determination by the Committee as to whether "Cause" or "Good Reason" exists shall be subject to de novo review.

(e) Cancellation or Suspension. Notwithstanding any other terms of the Plan (other than Section 8(d)), an Award Agreement or an Award, the Committee or an appropriately delegated person or persons, in its or their sole discretion, shall have full power and authority to determine whether, to what extent and under what circumstances any Award or any portion thereof shall be cancelled or suspended and may cancel or suspend any Award or any portion thereof. Without in any way limiting the generality of the preceding sentence, the following are examples, without limitation, of when all or any portion of an outstanding Award to any Participant may be canceled or suspended: (1) in the sole discretion of the Committee or any appropriately delegated person or persons, a Participant materially breaches (A) any duties of Participant's employment (whether express or implied), including without limitation Participant's duties of fidelity, good faith and exclusive service, (B) any general terms and conditions of Participant's employment such as an employee handbook or guidelines, (C) any policies and procedures of the Company, Participating Company, or any Affiliates applicable to the Participant, or (D) any other agreement regarding Participant's employment with the Company, Participating Company, or any Affiliates, or (2) without the prior written explicit consent of the Committee or any appropriately delegated person or persons (which consent may be granted or denied in the sole discretion of the Committee or such person or persons), a Participant, while employed by, or providing services to, the Company, Participating Company, or any Affiliates, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee or any appropriately delegated person or persons in its or their sole discretion), any business that is in competition with the Company, Participating Company, or any Affiliates or with any business in which the Company, Participating Company, or any Affiliates has a substantial interest, as determined by the Committee or any appropriately delegated person or persons in its or their sole discretion.

(f) Award Agreements. The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (including electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Except (i) as otherwise specified by the Committee, in its sole discretion, (ii) as otherwise provided in the Award Agreement, or (iii) in the case of non-executive directors who may not be required to sign or accept an Award, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by the Participant receiving the Award (including by electronic

signature or acceptance). The Committee, in its sole discretion, may deliver any documents related to an Award or Award Agreement by electronic means. Award Agreements may be amended only in accordance with Section 14.

6. Shares Subject to Plan

(a) Plan Maximums. Subject to adjustment as described in Section 6(e), the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 1.1 million shares. Shares previously authorized under the Plan prior to the Effective Date continue to be available for issuance under this Plan, as amended and restated.

(b) Individual and Award Limits. Subject to adjustment as described in Section 6(e),

(i) no Participant shall be granted Qualified Performance Based-Awards covering more than 5,000 Shares during any calendar year; and

(ii) the maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options shall be 2,000 Shares.

(c) Source of Shares. Shares subject to Awards under the Plan may be authorized but unissued Shares, or, if required by local law, Shares delivered from a trust established pursuant to applicable law.

(d) Rules for Calculating Shares Issued; No "Share Recycling" for Options or Stock Appreciation Rights. Shares that are subject to Awards granted under the Plan shall be deemed not to have been issued for purposes of the Plan maximums set forth in Section 6(a) and 6(b)(ii) to the extent that:

(i) the Award is forfeited or canceled, or the Award terminates, expires or lapses for any reason without Shares having been delivered;

(ii) the Award is settled in cash; or

(iii) the Shares are withheld by the Company to satisfy all or part of any tax withholding obligation related to an Award of Restricted Stock or an Award of a Restricted Stock Unit.

Shares that are tendered or withheld by the Company in payment of the exercise price of Options or Stock Appreciation Rights or to satisfy all or part of any tax withholding obligation related to such an Option or Stock Appreciation Right shall be counted as Shares that were issued. For the avoidance of doubt, Shares subject to an Option or a Stock Appreciation Right issued under the Plan that are not issued in connection with the stock settlement of that Option or Stock Appreciation Right upon its exercise shall not again become available for Awards or increase the number of Shares available for grant.

(e) Adjustment Provision.

(i) In the event of a merger, consolidation, stock rights offering, liquidation, or similar event affecting the Company, a Participating Company, or any Affiliates (each, a "Corporate Event") or a stock dividend, stock split, reverse stock split, separation, spinoff, Disaffiliation, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board shall make such equitable and appropriate substitutions or adjustments to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 6(a) and 6(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards and (D) the exercise price of outstanding Awards.

(ii) In the case of Corporate Events, such adjustments may include, without limitation, (A) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Event with respect to which Stockholders receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Event over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid), and (B) the substitution of securities or other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards.

(iii) In connection with any Disaffiliation, separation, spinoff, or other similar event, the Committee or the Board may arrange for the assumption of Awards, or replacement of Awards with new awards based on securities or other property (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Affiliate (or Participating Company) or business division or by the entity that controls such Affiliate (or Participating Company) or business division following such event (as well as any corresponding adjustments to Awards that remain based upon Company securities). Such replacement with new awards may include revision of award terms reflective of circumstances associated with the Disaffiliation, separation, spinoff or other similar event.

(iv) The Committee may, in its discretion, adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other Company filings with the Securities and Exchange Commission; provided, however, that no such modification shall be made if the effect would be to cause an Award that is intended to be a Qualified Performance-Based Award to no longer constitute a Qualified Performance-Based Award. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, Participating Company, or the applicable Affiliate, business division or other operational unit of, or the manner in which any of the foregoing conducts its business, or other events or circumstances render the Performance Goals to be unsuitable, the Committee may modify such Performance Goals or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable; provided, however, that no such modification shall be made if the effect would be to cause an Award that is intended to be a Qualified Performance-Based Award to no longer constitute a Qualified Performance-Based Award.

(f) Section 409A. Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 6(e) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (ii) any adjustments made pursuant to Section 6(e) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Section 6(e) to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto.

7. Eligibility and Participation
Awards may be granted under the Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to ISO Eligible Employees.

8. Options and Stock Appreciation Rights
(a) Options. An Option is a right to purchase a specified number of Shares at a specified price that continues for a stated period of time. Options granted under the Plan may be Incentive Stock Options or Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

(b) Stock Appreciation Rights. A Stock Appreciation Right is a right to receive upon exercise of the Stock Appreciation Right an amount in cash, Shares or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price per Share subject to the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Shares or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

(c) Award Agreement. Each grant of an Option and Stock Appreciation Right shall be evidenced by an Award Agreement that shall specify Grant Date, the exercise price, the term, vesting schedule, and such other provisions as the Committee shall determine.

(d) Exercise Price; Not Less Than Fair Market Value. The exercise price per Share subject to an Option or Stock Appreciation Right shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a Share on the Grant Date, except as provided under Section 6(e) or with respect to Options or Stock Appreciation Rights that are granted in substitution of similar types of awards of a company acquired by the Company, Participating Company, or an Affiliate or with which the Company, Participating Company, or an Affiliate combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards.

(e) Prohibition on Repricing; No Cash Buyouts. Except as provided in Section 6(e) relating to adjustments due to certain corporate events, the exercise price of outstanding Options or Stock Appreciation Rights may not be amended to reduce the exercise price of such Options or Stock Appreciation Rights, nor may outstanding Options or Stock Appreciation Rights be canceled in exchange for (i) cash, (ii) Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original outstanding Options or Stock Appreciation Rights or (iii) other Awards, unless in each case such action is approved by the Company's Stockholders.

(f) Prohibition on Reloads. Options or Stock Appreciation Rights shall not be granted under the Plan that contain a reload or replenishment feature pursuant to which a new Option or Stock Appreciation Right would be granted upon receipt or delivery of Shares to the Company in payment of the exercise price or any tax withholding obligation under any other stock option, stock appreciation right or other Award.

(g) Term. The term of an Option or Stock Appreciation Right granted under the Plan shall be determined by the Committee, in its sole discretion; provided however, that such term shall not exceed ten (10) years.

(h) Accelerated Expiration Date. Unless the Committee specifies otherwise in the applicable Award Agreement, an Option or Stock Appreciation Right granted under the Plan will expire upon the earliest to occur of the following:
   (i) The original expiration date of the Option or Stock Appreciation Right;
   (ii) **Death.** The one-year anniversary of the Participant's death;
   (iii) **Disability.** The one-year anniversary of the Participant's termination of employment with the Company and all Related Companies due to Disability;
   (iv) **Termination of Employment.** The date of the Participant's termination of employment with the Company and all Related Companies for any reason other than death or Disability. Provided, however, that if the Participant is terminated by the Company other than for Cause or unsatisfactory performance, then 60 days following the Participant's termination of employment.

(i) Vesting.
   (i) **Generally.** Options and Stock Appreciation Rights shall have a vesting period of not less than one year from the date of grant except with respect to the death, Disability, involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, the occurrence of a Change of Control as outlined in Section 12 of this Plan, or as may be required or otherwise be deemed advisable by the Committee in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

(j) Method of Exercise and Payment.
   (i) **Generally.** Subject to the provisions of this Section 8 and the terms of the applicable Award Agreement, Options and Stock Appreciation Rights may be exercised, in whole or in part, by giving written (including electronic) notice of exercise specifying the number of Shares as to which such Options or Stock Appreciation Rights are being exercised and paying, or making arrangements satisfactory to the Company for the payment of, all applicable taxes pursuant to Section 16(d).

   In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the exercise price by (i) certified or bank check (ii) delivery of unrestricted Shares of the same class as the Shares subject to the Option already owned by the Participant (based on the Fair Market Value of the Shares on the date the Option is exercised), provided that the Shares have been held by the Participant for such period as may established by the Committee to comply with applicable law or (iii) such other method as the Committee shall permit in its sole discretion (including a broker-assisted cashless exercise or netting of Shares).

(k) No Stockholder Rights. A Participant shall have no right to dividends or any other rights as a Stockholder with respect to Shares subject to an Option or Stock Appreciation Right until such Shares are issued to the Participant pursuant to the terms of the Award Agreement.

9. **Restricted Stock**
   (a) Nature of Awards and Certificates. Shares of Restricted Stock are actual Shares that are issued to a Participant subject to forfeiture under certain circumstances and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

   (b) Award Agreement. Each grant of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Grant Date, the period of restriction, the number of shares of Restricted Stock, vesting schedule, and such other provisions as the Committee shall determine. The Committee may, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock upon (A) the continued service of the Participant, (B) the attainment of Performance Goals or (C) the attainment of Performance Goals and the continued service of the Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the Participant, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including, without limitation, any applicable Performance Goals) need not be the same with respect to each Participant.

(c) Vesting.

(i) **Generally.** Shares of Restricted Stock shall have a vesting period of not less than one year from the date of grant except with respect to the death, Disability, involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, the occurrence of a Change of Control as outlined in Section 12 of this Plan, or as may be required or otherwise be deemed advisable by the Committee in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines. The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock upon such terms as outlined in the Award Agreement.

For purposes of an Award to a Non-Executive Director that is granted as of the date of the annual meeting of stockholders, a vesting period shall be deemed to be one year if it runs from the date of one annual meeting of stockholders to the next annual meeting of stockholders provided that such next meetings are at least 50 weeks apart.

(ii) **Accelerated Vesting.** Unless the Committee specifies otherwise in the applicable Award Agreement, in the event of the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, a Change of Control as outlined in Section 12 of this Plan, or special circumstances determined by the Committee, an Award of Restricted Stock shall vest as of the termination of employment.

(d) Restricted Shares Non-Transferrable. Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

(e) Rights of a Stockholder. Except as otherwise provided in this Section 9 or in the applicable Award Agreement, the Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a Stockholder of the Company holding the class or series of Shares that is the subject of the Restricted Stock, including, if applicable, voting and dividend rights.

(f) Dividends. Except as otherwise provided in the applicable Award Agreement, cash dividends with respect to the Restricted Stock will be currently paid to the Participant and, subject to Section 16(e) of the Plan, dividends payable in Shares shall be paid in the form of Restricted Stock of the same class as the Shares with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock; provided, however, that no dividends shall be paid with respect to Restricted Stock that is designated as a Qualified Performance-Based Award unless and until the Committee has certified that the applicable Performance Goals for such award have been met. Dividends shall accrue at the same rate as cash dividends paid on the Shares and applied to the number of shares that vest. Such dividend equivalents shall be paid to the Participant in cash at the time the Shares are delivered. If any Shares of Restricted Stock are forfeited, the Participant shall have no right to future cash dividends with respect to such Restricted Stock, withheld stock dividends or earnings with respect to such Shares of Restricted Stock.

(g) Delivery of Shares. If and when any applicable Performance Goals are satisfied and/or the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock, unrestricted Shares shall be delivered to the Participant as soon as administratively practicable.

(h) Termination of Service. Except as otherwise provided in the applicable Award Agreement, a Participant's Shares of Restricted Stock shall be forfeited upon his or her Termination of Service.

10. Restricted Stock Units

(a) Nature of Awards. Restricted Stock Units represent a contractual obligation by the Company to deliver a number of Shares, an amount in cash or a combination of Shares and cash equal to the specified number of Shares subject to the Award, or the Fair Market Value thereof, in accordance with the terms and conditions set forth in the Plan and any applicable Award Agreement.

(b) Award Agreement. Each grant of Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the Grant Date, the period of restriction, the number of Restricted Stock Units, vesting schedule, and such other provisions as the Committee shall determine. The Committee may, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock Units upon (A) the continued service of the Participant, (B) the attainment of Performance Goals or (C) the attainment of Performance Goals and the continued service of the Participant. In the event that the Committee conditions the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the Participant, the Committee may, prior to or at the time of grant, designate the Restricted Stock Units as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of Restricted Stock Units

(including, without limitation, any applicable Performance Goals) need not be the same with respect to each recipient.

(c) Vesting.

(i) **Generally.** Restricted Stock Units shall have a vesting period of not less than one year from the date of grant except with respect to the death, Disability, involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, the occurrence of a Change of Control as outlined in Section 12 of this Plan, or as may be required or otherwise be deemed advisable by the Committee in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines. The Committee shall, prior to or at the time of grant, condition the grant or vesting of an Award of Restricted Stock Units upon such terms as outlined in the Award Agreement.

For purposes of an Award to a Non-Executive Director that is granted as of the date of the annual meeting of stockholders, a vesting period shall be deemed to be one year if it runs from the date of one annual meeting of stockholders to the next annual meeting of stockholders provided that such next meetings are at least 50 weeks apart.

(ii) **Accelerated Vesting.** Unless the Committee specifies otherwise in the applicable Award Agreement, in the event of the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, a Change of Control as outlined in Section 12 of this Plan, or special circumstances determined by the Committee, an Award of Restricted Stock Units shall vest as of the termination of employment.

(d) Dividend Equivalents. The Committee may, in its discretion, provide for current or deferred payments of cash, Shares or other property corresponding to the dividends payable on the Shares (subject to Section 16(e) below), as set forth in an applicable Award Agreement; provided, however, that no such dividend equivalents shall be paid with respect to Restricted Stock Units that are designated as a Qualified Performance-Based Awards unless and until the Committee has certified that the applicable Performance Goals for such award have been met. Dividend equivalents shall accrue at the same rate as cash dividends paid on the Shares and applied to the number of Shares that vest. Such dividend equivalents shall be paid to the Participant in cash at the time the Shares are delivered. If a Participant's Restricted Stock Units are forfeited, the Participant shall have no right to future dividend equivalents with respect to such Restricted Stock Units, withheld stock dividends or earnings with respect to such Restricted Stock Units.

(e) Termination of Service. Except as otherwise provided in the applicable Award Agreement, a Participant's Restricted Stock Units shall be forfeited upon his or her Termination of Service.

(f) Payment. Except as otherwise provided in the applicable Award Agreement, Shares, cash or a combination of Shares and cash, as applicable, payable in settlement of Restricted Stock Units shall be delivered to the Participant as soon as administratively practicable after the date on which payment is due under the terms of an Award Agreement.

(g) No Stockholder Rights. Except as otherwise provided in the applicable Award Agreement, a Participant shall have no rights as a Stockholder with respect to Shares subject to Restricted Stock Units until such Shares are issued to the Participant pursuant to the terms of the Award Agreement.

11. Other Stock-Based Awards

Other Stock-Based Awards may be granted under the Plan; provided, that any Other Stock-Based Awards that are Awards of Shares that are unrestricted or with a minimum vesting schedule of less than one year shall only be granted in lieu of other compensation due and payable to the Participant. Notwithstanding the foregoing, no more than 5% of the Shares authorized to grant under Section 6 may be granted with a minimum vesting schedule of less than one year.

12. Change in Control Provisions

The provisions of this Section 12 shall apply in the case of a Change in Control, unless otherwise provided in the applicable Award Agreement or any other provision of the Plan.

(a) Awards Not Assumed, Etc. in Connection with Change of Control. Upon the occurrence of a transaction that constitutes a Change in Control, if any Awards are not assumed, converted or otherwise equitably converted or substituted in a manner approved by the Committee, then such Awards shall vest immediately at 100 percent before the Change in Control.

(b) Awards Assumed, Etc. in Connection with Change of Control. Upon the occurrence of a transaction that constitutes a Change in Control, with respect to any Awards that are assumed, converted or otherwise equitably converted or substituted in a manner approved by the Committee, then, in the event of a Participant's Termination of

Service during the twenty-four (24) month period following such Change in Control, (x) by the Company other than for Cause or unsatisfactory performance, or (y) by the Participant for Good Reason:

   (i) each outstanding Award shall be deemed to satisfy any applicable Performance Goals at 100 percent as set forth in the applicable Award Agreement;

   (ii) any Options and Stock Appreciation Rights outstanding which are not then exercisable and vested shall become fully exercisable and vested. Any such Option or Stock Appreciation Right held by the Participant as of the date of the Change in Control that remain outstanding as of the date of such Termination of Service may thereafter be exercised until the earlier of the third anniversary of such Change in Control and the last date on which such Option or Stock Appreciation Right would have been exercisable in the absence of this Section 12(b) (ii) (taking into account the applicable terms of any Award Agreement);

   (iii) the restrictions and deferral limitations applicable to any Shares of Restricted Stock shall lapse and such Shares of Restricted Stock shall become free of all restrictions and become fully vested and transferable;

   (iv) all Restricted Stock Units shall be considered to be earned and payable in full, and any deferral or other restriction shall lapse, and any Restriction Period shall terminate, and such Restricted Stock Units shall be settled in cash or Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the Shares) as promptly as is practicable; and

   (v) subject to Section 14, the Committee may also make additional adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan's purposes.

(c) 409A Matters. Notwithstanding the foregoing, if any Award to a Participant who is subject to U.S. income tax is considered a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, this Section 12 shall apply to such Award only to the extent that its application would not result in the imposition of any tax or interest or the inclusion of any amount in income under Section 409A of the Code.

(d) Other. In the event of a Change in Control, the Committee may in its discretion and upon at least ten (10) days' advance notice to the affected Participants, cancel any outstanding Awards and pay to the holders thereof, in cash or Shares, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other Stockholders of the Company as a result of the Change in Control.

13.   **Qualified Performance-Based Awards; Section 16(b); Section 409A**
       (a) Qualified Performance-Based Awards.

   (i) The provisions of the Plan are intended to ensure that all Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option or Stock Appreciation Right is expected to be deductible to the Company qualify for the Section 162(m) Exemption, that all such Awards shall therefore be considered Qualified Performance-Based Awards, and the Plan shall be interpreted and operated consistent with that intention. When granting any Award other than an Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (x) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award and (y) the Committee wishes such Award to qualify for the Section 162(m) Exemption, and the terms of any such Award (and of the grant thereof) shall be consistent with such designation (including, without limitation, that all such Awards be granted by a committee composed solely of "outside directors" (within the meaning of Section 162(m) of the Code)).

   (ii) The Committee shall determine whether the applicable Performance Goals for a Qualified Performance-Based Award have been met with respect to a Participant for a Performance Period and, if they have been met, shall so certify and ascertain the amount of the applicable Qualified Performance-Based Award. No Qualified Performance-Based Awards will be paid or granted for a Performance Period until such certification is made by the Committee. The amount of such a Qualified Performance-Based Award designed to qualify for the Section 162(m) Exemption that is actually paid or granted to a Participant may be less than the amount determined by the applicable Performance Goal formula, at the discretion of the Committee, subject to the terms and conditions of the applicable Award Agreement, and shall be paid to the Participant at the time set forth in the applicable Award Agreement.

   (iii) Performance Goals may be applied on a per share or absolute basis and relative to one or more peer group companies or indices, or any combination thereof, and may be measured pursuant to U.S. GAAP, non-GAAP or other objective standards in a manner consistent with the Company's established accounting policies, all as the Committee shall determine at the time the Performance Goals for a Performance Period are established. In addition, to the extent consistent with the requirements of the Section 162(m) Exemption, the Committee may provide at the time Performance Goals are established for Qualified Performance-Based Awards that the manner in which such Performance Goals are to be calculated or measured may take into account, or ignore, capital costs, interest, taxes, depreciation and amortization and other factors over which the Participant has no (or limited) control including, but not limited to, restructurings, discontinued operations, impairments, changes in foreign currency exchange rates, extraordinary

items, certain identified expenses (including cash bonus expenses, incentive expenses and acquisition-related transaction and integration expenses), the consolidation of investment products, other unusual non-recurring items, industry margins, general economic conditions, interest rate movements and the cumulative effects of tax or accounting changes.

(iv) No delegate of the Committee shall exercise authority granted to the Committee to the extent that the exercise of such authority would cause an Award designated as a Qualified Performance-Based Award not to qualify, or to cease to qualify, for the Section 162(m) Exemption.

(b) Section 16(b).

(i) The provisions of the Plan are intended to ensure that transactions under the Plan are not subject to (or are exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act and shall be construed and interpreted in a manner so as to comply with such rules.

(ii) Notwithstanding any other provision of the Plan to the contrary, if for any reason the appointed Committee does not meet the requirements of Rule 16b-3 of the Exchange Act or Section 162(m) of the Code, such noncompliance with the requirements of Rule 16b-3 of the Exchange Act and Section 162(m) of the Code shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

(c) Section 409A. It is the intention of the Company that any Award to a Participant who is subject to U.S. income tax that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code shall comply in all respects with the requirements of Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income thereunder, and the terms of each such Award shall be interpreted, administered and deemed amended, if applicable, in a manner consistent with this intention. Notwithstanding the foregoing, neither the Company, a Participating Company, nor any of its Affiliates nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant, Beneficiary or other person with respect to any amounts paid or payable (whether in cash, Shares or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award to any Participant who is subject to U.S. income tax that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code:

(i) any payments (whether in cash, Shares or other property) to be made with respect to the Award upon the Participant's Termination of Service that would otherwise be paid within six months after the Participant's Termination of Service shall be accumulated (without interest, to the extent applicable) and paid on the first day of the seventh month following the Participant's Termination of Service if the Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the uniform policy adopted by the Committee with respect to all of the arrangements subject to Section 409A of the Code maintained by the Company, a Participating Company and any Affiliates); and

(ii) any payment to be made with respect to an Award of Restricted Stock Units shall be delivered no later than 60 days after the date on which payment is due under the Award or as otherwise permitted under Treasury Regulations section 1.409A-3(g) for any portion of the payment subject to a dispute.

14. Amendment and Discontinuance

(a) Amendment and Discontinuance of the Plan. The Board or the Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law or Applicable Exchange rule or to prevent adverse tax or accounting consequences to the Company or Participants.

(b) Amendment of Awards. Subject to Section 8(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant's consent, except such an amendment made to cause the Plan or Award to comply with applicable law, Applicable Exchange rule or to prevent adverse tax or accounting consequences for the Participant or the Company, a Participating Company, or any Affiliates.

15. Unfunded Status of Plan

It is currently intended that the Plan constitute an "unfunded" plan. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

16. General Provisions

(a) Conditions for Issuance. The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a

view to the distribution thereof. The certificates or book entry for such Shares may include any legend or appropriate notation that the Committee deems appropriate to reflect any restrictions on transfer, and the Committee may take such other steps as it deems necessary or desirable to restrict the transfer of Shares issuable under the Plan to comply with applicable law or Applicable Exchange rules. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver Shares under the Plan unless such issuance or delivery complies with all applicable laws, rules and regulations, including the requirements of any Applicable Exchange or similar entity and the Company has obtained any consent, approval or permit from any federal, state or foreign governmental authority that the Committee determines to be necessary or advisable.

(b) Additional Compensation Arrangements. Nothing contained in the Plan shall prevent the Company, Participating Company, or any Affiliate from adopting other or additional compensation arrangements for its employees.

(c) No Contract of Employment. Neither the Plan nor any Award Agreement shall constitute a contract of employment, and neither the adoption of the Plan nor the granting of any Award shall confer upon any employee any right to continued employment. Neither the Plan nor any Award Agreement shall interfere in any way with the right of the Company, a Participating Company, or any Affiliate to terminate the employment of any employee at any time.

(d) Required Taxes; No Tax Gross Ups. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to the minimum amount required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company, Participating Company, and any Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Shares. Regardless of any arrangements made by the Company, Participating Company, any Affiliate or the Committee with respect to the withholding or other payment of any federal, state, local or foreign taxes of any kind, the liability for all such taxes legally due from a Participant remains the responsibility of the Participant. By accepting an Award, a Participant consents to the methods of tax withholding established by the Committee or otherwise made or arranged by the Company.

(e) Limitation on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 6 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 16(e).

(f) Rights of a Beneficiary. Any amounts payable and any rights exercisable under an Award after a Participant's death shall be paid to and exercised by the Participant's Beneficiary, except to the extent prohibited by applicable law, Applicable Exchange rule or the terms of an applicable Award Agreement.

(g) Affiliate Employees. In the case of a forfeiture or cancellation of an Award to an employee of any Affiliate, all Shares underlying such Awards shall revert to the Company.

(h) Governing Law and Interpretation. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Georgia, without reference to principles of conflict of laws. The captions of the Plan are not part of the provisions hereof and shall have no force or effect.

(i) Non-Transferability. Awards under the Plan cannot be sold, assigned, transferred, pledged or otherwise encumbered other than by will or the laws of descent and distribution, except as provided in Section 6(e).

(j) Foreign Employees and Foreign Law Considerations. The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are employed outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) tax, legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions

different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. Notwithstanding any other provision of the Plan, Awards to Participants who are employed and/or otherwise subject to the laws of a jurisdiction outside of the United States shall be subject to such terms and conditions as the Committee shall establish and set forth in an applicable Award Agreement, including any addendum thereto.

(k) Use of English Language. The Plan, each Award Agreement, and all other documents, notices and legal proceedings entered into, given or instituted pursuant to an Award shall be written in English, unless otherwise determined by the Committee. If a Participant receives an Award Agreement, a copy of the Plan or any other documents related to an Award translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version shall control.

(l) Recovery of Amounts Paid. All Awards granted under the Plan shall be subject to any policy established by the Committee under which the Company may recover from current and former Participants any amounts paid or Shares issued under an Award and any proceeds therefrom. The Committee may apply such policy to Awards granted before the policy is adopted to the extent required by applicable law or Applicable Exchange rule or as otherwise provided by such policy.

(m) Notices. A notice or other communication to the Committee shall be valid only if given in the form and to the location specified by the Committee.